FRONTEER GOLD INC.

AURORA ENERGY RESOURCES INC.

0897974 B.C. LTD.

PALADIN ENERGY LTD.

ASSET PURCHASE AGREEMENT

DECEMBER 17, 2010

LAWSON LUNDELL LLP

Vancouver Calgary Yellowknife

Lawson Lundell LLP is a British Columbia Limited Liability Partnership

TABLE OF CONTENTS

ASSET PURCHASE AGREEMENT

THIS AGREEMENT is made this 17th day of December, 2010.

BETWEEN:

> **FRONTEER GOLD INC.**, a corporation existing under the laws of Ontario and registered to carry on undertakings in the Province of Newfoundland and Labrador
>
> ("**Fronteer**")

AND:

> **AURORA ENERGY RESOURCES INC.**, a corporation existing under the laws of Newfoundland and Labrador
>
> (the "**Seller**")

AND:

> **0897974 B.C. LTD.**, a corporation existing under the laws of British Columbia and to be registered to carry on undertakings in the Province of Newfoundland and Labrador
>
> (the "**Buyer**")

AND:

> **PALADIN ENERGY LTD.**, a corporation existing under the laws of Australia
>
> ("**Paladin**")

RECITALS:

A. The Seller owns and operates the Aurora Business (as defined below) and owns or holds under lease or licence (as described herein) the assets used in connection with the Aurora Business;

B. The Seller wishes to sell, and the Buyer wishes to purchase, the Purchased Assets (as defined below) and the Aurora Business as a going concern on the terms and conditions set out in this Agreement;

C. Fronteer is the registered and beneficial owner of all of the issued and outstanding shares of the Seller and as such will benefit from the transactions contemplated by this Agreement and it is a condition of the transactions contemplated by this Agreement that Fronteer indemnify the Purchaser and Paladin against certain losses in connection with the sale of the Purchased Assets and the Aurora Business; and

D. The Buyer is a wholly owned indirect subsidiary of Paladin and Paladin has agreed to issue the Consideration Shares (as defined below) to allow the Buyer to pay for the Purchased Assets and the Aurora Business.

IN CONSIDERATION of the premises and the mutual agreements in this Agreement, and of other consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1.
INTERPRETATION

1.1. Definitions

In this Agreement:

(a) "**Act**" means the *Corporations Act*, R.S.N.L. 1990, c. C-36 and the regulations thereunder;

(b) "**affiliate**", "**body corporate**" and "**subsidiary**" have the respective meanings ascribed to those terms by the Act on the date hereof;

(c) "**Agreement**" means this asset purchase agreement and all attached schedules, in each case as the same may be supplemented, amended, restated or replaced from time to time in accordance with its terms;

(d) "**Ancillary Rights Agreement**" means an agreement between Fronteer, Seller and Paladin with respect to the Consideration Shares substantially in the form attached hereto as Schedule 1.1(d);

(e) "**Applicable Laws**" means any Canadian or foreign federal, provincial, state, local or municipal statute, law (including the common law), proven land claim, ordinance, rule having the force of law, regulation, by-law (zoning or otherwise) or Order or rule of any stock exchange or securities commission, that applies in whole or in part to the Seller, the Buyer, Paladin or Fronteer, or to any affiliates thereof as applicable;

(f) "**Artwork**" means the artwork set out in Schedule 1.1(f);

(g) "**Assumed Contracts**" means all Contracts to which the Seller is a party that are related to the Aurora Business, excluding the confidentiality agreements referred to in Section 10.3;

(h) "**Assumed Obligations**" has the meaning set out in Section 2.2;

(i) "**ASX**" means the Australian Securities Exchange operated by Australian Securities Exchange Limited;

(j) "**Aurora Business**" means the mineral exploration business and all other related or ancillary business activities conducted by the Seller, including all activities related to the Aurora Real Property and the Aurora Licences;

(k) "**Aurora Financial Statements**" means the financial statements of the Seller for the year ended December 31, 2009, including the notes and related auditor's report thereon, and the unaudited financial statements of the Seller for the fiscal quarters ending March 30, 2010, June 30, 2010 and September 30, 2010;

(l) "**Aurora Licences**" means the Licences listed in Schedule 1.1(l), including, for greater certainty, the Licence to Occupy;

(m) "**Aurora Real Property**" has the meaning given to such term in Section 3.3(c)(i);

(n) "**Aurora Rights**" means all rights, interests and entitlements (other than the Aurora Licences and the Land Use Permits) owned, leased or otherwise held or enjoyed by the Seller and related to the Aurora Real Property, the Aurora Licences or the conduct of the Aurora Business, including any rights, interests and entitlements from other third parties, including First Nations parties such as the Innu, Inuit and Métis;

(o) "**Books and Records**" means all books and records owned by or in the possession or control of the Seller and/or Fronteer pertaining to the Aurora Business;

(p) "**Business Day**" means a day, other than a Saturday or Sunday, on which banks are open for the transaction of business in the relevant jurisdiction;

(q) "**Buyer Indemnified Parties**" has the meaning given to such term in Section 15.8(b);

(r) "**Change of Control Obligations**" has the meaning given to such term in Section 3.14(c);

(s) "**Closing**" means the completion of the sale to and purchase by the Buyer of the Aurora Business and the Purchased Assets and the completion of all other transactions contemplated by this Agreement which are to occur contemporaneously with the purchase and sale of the Purchased Assets;

(t) "**Closing Date**" means the date that is the fifth (5th) Business Day in Ontario, British Columbia and NL following satisfaction or waiver of the last of the conditions set out in Article 7 and Article 8 hereof; provided that such date shall be no later than the Outside Date, unless the Parties otherwise agree in writing;

(u) "**Closing Document**" means any document delivered at the Closing Time by any of the Parties as provided for in or pursuant to this Agreement;

(v) "**Closing Time**" means 6:00 a.m. Vancouver time on the Closing Date or such other time on the Closing Date as the Parties agree in writing that the Closing shall take place;

(w) **"Commissioner"** means the Commissioner of Competition appointed pursuant to the Competition Act and includes any Person authorized by such Commissioner to act on such Commissioner's behalf under the Competition Act;

(x) **"Competition Act"** means the *Competition Act*, R.S., 1985, c. C-34 and the regulations thereunder;

(y) **"Computer Assets"** means all servers, personal computers, laptop computers and special purpose systems utilized by the Seller in the ordinary course of the Aurora Business and, for certainty, includes all data and information contained therein;

(z) **"Confidentiality Agreement"** has the meaning given to such term in Section 1.3;

(aa) **"Consideration Shares"** means 52,097,937 newly issued Paladin Shares;

(bb) **"Contract"** means any agreement, indenture, contract, lease, royalty or similar entitlement, deed of trust, option, instrument or other commitment, whether or not written, entered into by a Party prior to the Closing;

(cc) **"Corporations Act"** means the Australian *Corporations Act*, 2001 (Cth);

(dd) **"Encumbrance"** means any encumbrance of any kind whatsoever (registered or unregistered) and whether contingent or otherwise and includes a security interest, mortgage, lien, hypothec, pledge, hypothecation, assignment, charge, security, security interest or other adverse interest;

(ee) **"Environment"** means the totality of surrounding natural conditions including air, surface water, underground water, ground water, land surface, subsurface strata, any land, soil or underground space even if submerged under water or covered by a structure, all living organisms and interacting natural systems that include components of air, land, water, organic and inorganic natural matters and living organisms and environment or natural environment as defined in any Environmental Law and "Environmental" shall have a similar extended meaning;

(ff) **"Environmental Laws"** means all Applicable Laws in Canada relating in whole or in part to the Environment and includes those relating to pollution or protection of the Environment or natural resources and the protection of public and employee health and safety;

(gg) **"Equipment"** means the equipment and fixed assets used in the Aurora Business set out in Schedule 1.1(gg);

(hh) **"Excluded Assets"** means the following assets of the Seller:

(i) all cash on hand, cash equivalents and cash on deposit with banks or other depositories (but excluding any security deposits and bonds in place with respect to the Aurora Licences);

(ii) all common shares of Pacific Ridge Exploration Ltd.; and

(iii) minute books, stock ledgers, tax records, insurance policies and personnel records that the Seller is required by law to retain in its possession;

(ii) "**GAAP**" means generally accepted accounting principles in Canada from time to time;

(jj) "**Goodwill**" means the goodwill attributable to the Aurora Business and the exclusive right of the Buyer to represent itself as carrying on the Aurora Business in continuation of and as successor to the Seller, and the right to use any words, designs and logos indicating that the Aurora Business is so carried on, including the right to use the name Aurora or any variation thereof as part of the name of, or in connection with, the Aurora Business to be carried on by the Buyer and the right to the Seller's telephone number, fax and email address and websites;

(kk) "**Governmental Authority**" means any Canadian or foreign government whether federal, provincial, state, local or municipal and any governmental agency, governmental authority, governmental tribunal, court, governmental commission (including a securities commission) of any kind whatsoever, any subdivision, agency, commission, board or authority of any of the foregoing or any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the amount of any of the foregoing or any stock exchange, having jurisdiction and includes the Nunatsiavut Government;

(ll) "**Hazardous Substance**" means any chemical, mineral, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, by-product or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws including radioactive solids or dust particles, tailings, radon gas, petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings;

(mm) "**IFRS**" means International Financial Reporting Standards in effect in Australia from time to time;

(nn) "**Information**" means all information (whether oral or in writing, or stored in computerized, electronic, disk, tape, microfilm or other form) furnished by a Party, its affiliates, and their respective Representatives, and all analyses, compilations, data, studies or other documents or records prepared by a Party or its Representatives containing or based, in whole or in part, upon any such furnished information or derived from access provided by a Party, its affiliates, and their respective Representatives, and each item thereof, whether obtained before or after the date of this Agreement, but for greater clarity the term "**Information**" does not include information that (i) is already in the other Party's possession, if the possession of such information is not known to the other Party to be subject to a confidentiality agreement with or other obligations of secrecy or fiduciary responsibility to the disclosing Party or another Person, (ii) becomes

available to the other Party on a non-confidential basis from a source other than the disclosing Party, its affiliates, and their respective Representatives, which source to the other Party's knowledge is not bound by a confidentiality agreement or other obligation of secrecy or fiduciary responsibility to the disclosing Party or another Person and is not otherwise under an obligation of secrecy to the disclosing Party or another Person, or (iii) is independently developed by the other Party without reliance on Information;

(oo) "**Interim Period**" means the period from and including the date of this Agreement to and including the Closing Time;

(pp) "**Land Use Permits**" means the land use permits that are approved or granted by the Nunatsiavut Government described in Schedule 1.1(pp);

(qq) "**Leased Premises**" means the premises which are leased by the Seller as lessee, as more particularly set out in Schedule 1.1(qq);

(rr) "**Leasehold Improvements**" means the leasehold improvements more particularly described in Schedule 1.1(rr);

(ss) "**Leases**" has the meaning given to such term in Section 3.3(b);

(tt) "**Legal Proceeding**" means any judicial, regulatory, administrative or arbitral action, suit, proceeding (public or private), claim or governmental proceeding or process;

(uu) "**Licence**" means any licence, permit, approval, right, privilege, concession or franchise issued, granted, conferred or otherwise created by a Governmental Authority, including mineral licences and similar mineral tenures and licences to occupy land;

(vv) "**Licence to Occupy**" means licence to occupy number 130636 issued by the Government of NL on July 24, 2007, as renewed on August 25, 2010;

(ww) "**Material Adverse Effect**" means, in respect of any Party, any change, occurrence, event, fact, inaccuracy, circumstance or effect that individually or in the aggregate with other such changes, occurrences, events, facts, inaccuracies, circumstances and effects is, or would reasonably be expected to be, material and adverse to the business, assets, liabilities, capitalization, financial condition or results of operations of such Party or its subsidiaries, taken as a whole, other than any change, occurrence, event, fact, inaccuracy, circumstance or effect:

(i) attributable to the negotiation, execution, announcement or performance of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated by this Agreement;

(ii) relating to general political, economic or financial conditions;

(iii) relating to the state of securities markets in general;

(iv) resulting from changes in the price of uranium;

(v) resulting from the rate at which Canadian dollars, Australian dollars or United States dollars can be exchanged for any foreign currency;

(vi) relating to the uranium mining industry in general and not disproportionately relating to or affecting such Party;

(vii) relating to changes or proposed changes in law (including tax law), regulatory conditions, policies or government programs or the interpretation, application or non-application of laws, conditions, policies or programs by any Governmental Authority; or

(viii) resulting from any changes in GAAP or IFRS;

(xx) "**Material Contract**" means any Assumed Contract that is material to the Aurora Business and/or the Purchased Assets, including any Contract that has annual payment obligations that are in excess of $50,000;

(yy) "**Michelin Family Claim**" means the claim advanced by the Estate of Edward Leslie Michelin against certain resources comprised in the Aurora Mineral Rights known as the Michelin deposit due to an alleged agreement with British Newfoundland Exploration Limited, a prior holder of claims which are now part of the Michelin deposit, for payment to the Estate of $10,000,000 in connection with the alleged discovery by Edward Leslie Michelin of uranium at the Michelin deposit;

(zz) "**NI 45-102**" means National Instrument 45-102 – *Resale of Securities* of the Canadian Securities Administrators;

(aaa) "**NL**" means Newfoundland and Labrador;

(bbb) "**Order**" means any order (including any judicial or administrative order and the terms of any administrative consent), judgement, injunction, decree, ruling or award of any court, tribunal, arbitrator or other Governmental Authority;

(ccc) "**ordinary course**" or "**normal course**" means any transaction that constitutes an ordinary day-to-day business activity of a Person in accordance and consistent with its past business practices;

(ddd) "**Outside Date**" is the date determined in accordance with Section 12.1;

(eee) "**Paladin Convertible Bonds**" means, collectively, the outstanding US$250 million aggregate principal amount of 4.50% convertible bonds of Paladin due 2011, the US$325 million aggregate principal amount of 5.0% convertible bonds of Paladin due 2013 and the US$300 million aggregate principal amount of 3.625% convertible bonds of Paladin due 2015;

(fff) "**Paladin Financial Statements**" means, collectively, Paladin's consolidated audited financial statements for the years ended June 30, 2009 and June 30, 2010, including the notes and the related auditors' reports thereto, and Paladin's consolidated unaudited financial statements for the fiscal quarter ended September 30, 2010;

(ggg) "**Paladin Mineral Properties**" means the material mineral properties, rights and projects of Paladin and the Paladin Subsidiaries disclosed in the Paladin Public Documents;

(hhh) "**Paladin Options**" means options to acquire Paladin Shares granted pursuant to the executive share option plan of Paladin as approved by Paladin's shareholders on November 21, 2006;

(iii) "**Paladin Public Documents**" means all financial statements, management's discussion and analysis, management information circulars, annual information forms, material change reports, prospectuses and other documents filed on SEDAR by or on behalf of Paladin from and after January 1, 2009;

(jjj) "**Paladin Shares**" means ordinary shares in the capital of Paladin;

(kkk) "**Paladin Subsidiary**" means any of the material subsidiaries of Paladin;

(lll) "**Parties**" means the Seller, Fronteer, the Buyer and Paladin collectively, and "**Party**" means either one of them;

(mmm) "**Performance Share Rights Plans**" means the performance share rights plan for Paladin employees and directors and the performance share rights plan for Paladin contractors as approved by Paladin's shareholders on November 25, 2009;

(nnn) "**Permitted Encumbrances**" means:

(i) the reservations in any original grants from the Crown of any real property or interest therein;

(ii) inchoate or statutory liens for Taxes not at the time overdue and inchoate or statutory liens for overdue Taxes, the validity of which is being contested in good faith but only for so long as such contestation effectively postpones enforcement of any such liens or Taxes;

(iii) statutory liens incurred or deposits made in the ordinary course in connection with workers' compensation, unemployment insurance and similar or equivalent legislation, but only to the extent that each such statutory lien or deposit relates to amounts not yet due;

(iv) liens and privileges arising out of judgements with respect to which a Person intends to prosecute an appeal or proceedings for review but only for so long as there is a stay of execution pending the determination of such appeal or proceedings for review;

(v) security given to a public utility or any Governmental Authority when required in the ordinary course of business of a Person;

(vi) undetermined or inchoate liens, charges and privileges incidental to current construction or current operations, repair or storage liens arising in the ordinary course, and statutory liens, charges, adverse claims, security interests or encumbrances of any nature whatsoever claimed or held by any Governmental Authority which have not at the time been filed or registered against title or served upon the Seller pursuant to law or which relate to obligations not due or delinquent;

(vii) assignments of insurance provided to landlords (or their mortgagees) pursuant to the terms of any lease, and liens or rights reserved in any lease for rent or for compliance with the terms of such lease;

(viii) servitudes, easements and any registered restrictions or covenants that run with the land provided they have been complied with;

(ix) financing statements and other secured party filings for purchase money liens or liens securing rental payments for transactions made in the ordinary course of business of a Person;

(x) rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telephone and cable lines and other similar products or services;

(xi) zoning by-laws, ordinances or other restrictions as to the use of real property and agreements with other Persons registered against title to the properties of a Person; and

(xii) the Draft Regional Land Use Plan for the Labrador Inuit Settlement Area dated August 2010 prepared under the direction of the Labrador Inuit Settlement Area Regional Planning Authority;

(ooo) "**Person**" includes any individual, firm, body corporate, executor, administrator, legal personal representative, estate, group, partnership, joint venture, trust, association, unincorporated association or organization, any Governmental Authority or any other entity recognized by law;

(ppp) "**Personal Property**" means all tangible personal property used in the Aurora Business, including Equipment, Computer Assets and Vehicles;

(qqq) "**Plans**" has the meaning given to such term in Section 3.14(f);

(rrr) "**Prepaid Expenses**" means all prepaid expenses of the Seller attributable to the Aurora Business or the Purchased Assets, including amounts paid for licensing fees, property taxes, telephone rentals, utilities and rentals with a continuing benefit to the Buyer after the Closing Time;

(sss) "**Purchase Price**" means the purchase price to be paid by the Buyer to the Seller for the Purchased Assets, as provided in Section 2.3;

(ttt) "**Purchased Assets**" means, wherever located, all assets required to carry on the Aurora Business, excluding the Excluded Assets, but specifically includes the Seller's right, title and interest in:

(i) the Aurora Licences and any security deposits and bonds in place with respect to the Aurora Licences;

(ii) the Aurora Real Property;

(iii) the Licence to Occupy;

(iv) the Aurora Rights;

(v) the Leasehold Improvements and, subject to the Leases, the Leased Premises;

(vi) the Assumed Contracts;

(vii) the Prepaid Expenses;

(viii) the Software Licences;

(ix) the Computer Assets;

(x) the Equipment;

(xi) the Vehicles;

(xii) the Personal Property, including the Artwork;

(xiii) the Intellectual Property;

(xiv) the Goodwill; and

(xv) the Books and Records;

(uuu) "**Release**" means any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into, onto or through the Environment (including within any building, structure, facility or fixture), whether intentional or inadvertent and regardless of when discovered, of any Hazardous Substance, including the abandonment or discarding of any Hazardous Substance in barrels, drums, tanks or other containers;

(vvv) "**Representative**" means each director, officer, employee, agent, solicitor, accountant, consultant, or financial advisor of a Party and its affiliates and all other Persons acting for or in conjunction with such Party;

(www) "**Retained Liabilities**" means any obligations or liabilities related to: (i) the Seller's interests or activities in Nunavut, including the Seller's interests and activities in connection with its joint venture or any other relationship with Pacific Ridge Exploration Ltd.; and (ii) filings required by and compliance with Securities Laws in relation to the Purchased Assets and the Aurora Business for the period up to the Closing Date;

(xxx) "**Securities Laws**" means, all applicable securities laws of the applicable provinces of Canada and Australia and the respective regulations and rules made thereunder, together with all applicable published policy statements, notices, blanket orders and rulings of the applicable securities regulatory authorities in each of the applicable provinces of Canada and in Australia and the listing rules of the TSX and of the ASX, as applicable;

(yyy) "**SEDAR**" means the publicly accessible website of the System for Electronic Document Analysis and Retrieval, as maintained by the Canadian Securities Administrators or any successor entity;

(zzz) "**Seller Employees**" has the meaning given to such term in Section 11.1(a);

(aaaa) "**Seller Indemnified Parties**" has the meaning given to such term in Section 15.8(c);

(bbbb) "**Seller Public Documents**" means: (i) all financial statements, management's discussion and analysis, management information circulars, annual information forms, material change reports, prospectuses and other documents filed on SEDAR by or on behalf of Fronteer or the Seller and relating to the Seller, the Aurora Business or the Purchased Assets from and after January 1, 2009; and (ii) the following technical reports prepared in accordance with National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*: (A) "The Exploration of Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada during the period January 2006 to January 2007" dated February 19, 2007 as amended March 1, 2007 and filed on SEDAR on October 30, 2007; (B) "An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada during the period January 1, 2007 to October 31, 2007" submitted on November 20, 2007 and filed on SEDAR on November 21, 2007; and (C) "An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada during the period January 1, 2007 to December 31, 2007 – Part II – CMB Mineral Resources" submitted on April 7, 2008 and amended on August 28, 2009 and filed on SEDAR on September 17, 2008;

(cccc) "**Taxes**" means all taxes and similar charges of a Governmental Authority, including:

(i) all income, franchise, capital, real property, withholding, payroll, employer health, transfer, sales, use, excise, consumption, anti-dumping,

countervailing and value added taxes and all other taxes of any kind for which a Person may have any liability, whether disputed or not; and

(ii) assessments, charges, duties, rates, fees, imposts, levies or other governmental charges and interest, penalties or additions associated therewith;

(dddd) "**Tax Returns**" means all reports, returns, declarations, remittances, filings and other documents filed or required to be filed by a Person with any Governmental Authority in respect of Taxes or in respect of or pursuant to any taxing statute;

(eeee) "**Transfer Agent**" has the meaning set out in Section 5.20;

(ffff) "**TSX**" means the Toronto Stock Exchange; and

(gggg) "**Vehicles**" means all motor vehicles used in the Aurora Business, including those set out in Schedule 1.1(gggg).

1.2. Certain Rules of Interpretation

In this Agreement:

(a) **Consent** – Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b) **Governing Law** – This Agreement is a contract made under and shall be governed by, construed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The Parties irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

(c) **Headings** – Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d) **Including** – Where the word "**including**" or "**includes**" is used in this Agreement, it means "**including without limitation**" or "**includes without limitation**".

(e) **No Strict Construction** – The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(f) **Number and Gender** – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(g) **Severability** – If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction and without affecting its application to other parties or circumstances.

(h) **Statutory References** – A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(i) **Time** – Time is of the essence in the performance of the Parties' respective obligations under this Agreement.

(j) **Time Periods** – In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 6:00 p.m. in the relevant jurisdiction on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 6:00 p.m. in the relevant jurisdiction on the next Business Day.

(k) **Currency** – Unless specified otherwise, all statements or references to dollar amounts in this Agreement are to Canadian dollars.

1.3. <u>Entire Agreement</u>

This Agreement and the Confidentiality Agreement between Paladin and Fronteer dated July 24, 2010 (the "**Confidentiality Agreement**") constitute the entire agreement between the Parties with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, opinions, advice, assertions of fact, matters, undertakings or collateral agreements, express, implied or statutory, by or between the Parties (or by any Representative thereof) with respect to the subject matter hereof other than as expressly set forth in this Agreement and the Confidentiality Agreement.

1.4. <u>Schedules</u>

Unless otherwise expressly provided in the Agreement, any reference to a Schedule in this Agreement is a reference to a Schedule that is attached to this Agreement and that is a part of this Agreement. The following schedules form part of this Agreement:

Schedule 1.1(d) - Ancillary Rights Agreement
Schedule 1.1(f) - Artwork
Schedule 1.1(l) - Aurora Licences
Schedule 1.1(gg) - Equipment
Schedule 1.1(pp)- Land Use Permits
Schedule 1.1(qq) - Leased Premises

ARTICLE 2.
PURCHASE AND SALE OF THE PURCHASED ASSETS

2.1. Purchase and Sale of the Purchased Assets and the Aurora Business

Subject to the terms and conditions set forth in this Agreement, the Seller hereby agrees to sell, transfer, assign, convey and set over to the Buyer, and the Buyer hereby agrees to purchase and acquire from the Seller, effective as of and from the Closing Time, the Purchased Assets and the Aurora Business, free and clear of all Encumbrances other than Permitted Encumbrances.

2.2. Assumption of Liabilities by the Buyer

Subject to the provisions of this Agreement, the Buyer agrees to assume, pay, satisfy, discharge, perform and fulfil, from and after the Closing Time, all obligations and liabilities of the Seller relating to the Purchased Assets and the Aurora Business (the "**Assumed Obligations**") other than the Retained Liabilities.

2.3. Purchase Price

The Purchase Price payable by the Buyer to the Seller for the Purchased Assets and the Aurora Business is $260,870,000, which shall be payable in accordance with Section 2.5.

2.4. Allocation of Purchase Price

The Purchase Price shall be allocated as set out in Schedule 2.4 hereto and the Seller and the Buyer shall use such allocations in their respective Tax Returns.

2.5. Payment of Purchase Price

The Buyer shall pay the Purchase Price to the Seller at the Closing Time by the delivery of the Consideration Shares to the Seller and the Seller shall accept the Consideration Shares in full and final payment of the Purchase Price.

2.6. Consideration Shares

The Consideration Shares issued by Paladin shall be:

(a) issued as fully paid shares in the capital of Paladin, free and clear of all Encumbrances;

(b) issued pursuant to an exemption from the prospectus requirements of the *Securities Act* R.S.N.L. 1990, c. S-13 such that the Seller may rely on Section 2.5 of NI 45-102 at the time of resale; and

(c) conditionally listed for trading on the TSX commencing on the Closing Date and officially quoted on the ASX promptly following the Closing Date (the exact date to be confirmed by the ASX).

2.7. Risk of Loss and Damage Prior to Closing

Risk of loss of the Purchased Assets shall pass to the Buyer at the Closing Time. The Seller shall bear all risk of loss or damage to, or destruction of, the Purchased Assets until the Closing Time and the Buyer shall bear all such risk of loss after the Closing Time.

2.8. Performance by the Buyer

Paladin unconditionally guarantees the due and punctual performance of each and every obligation of the Buyer under this Agreement.

2.9. Performance by the Seller

Fronteer unconditionally guarantees the due and punctual performance of each and every obligation of the Seller under this Agreement.

ARTICLE 3.
REPRESENTATIONS AND WARRANTIES OF FRONTEER / SELLER

Fronteer and the Seller jointly and severally represent and warrant to the Buyer and Paladin as follows and acknowledge that the Buyer and Paladin are relying upon such representations and warranties in entering into this Agreement.

3.1. Fronteer/Seller Corporate Matters

(a) Each of Fronteer and the Seller is a corporation duly incorporated and validly existing under the Applicable Laws of its jurisdiction of incorporation, continuance or creation. Each of Fronteer and the Seller is duly qualified, authorized or licensed to conduct its business, including, in the case of the Seller,

to hold title to mineral rights and interests, and is in good standing with respect to required corporate, registration or licensing filings under the laws of (i) each jurisdiction in which it conducts its business (including, in the case of the Seller, the Aurora Business) or owns, leases or has a right, title or interest in and to its real property (including, in the case of the Seller, the Aurora Real Property), and (ii) each other jurisdiction in which the conduct of its business (including, in the case of the Seller, the Aurora Business) or the ownership of any of its assets (including, in the case of the Seller, the Purchased Assets) requires such qualification, authorization or licence. No proceedings have been taken or authorized by Fronteer or the Seller or, to the knowledge of Fronteer or the Seller, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of Fronteer or the Seller or with respect to any amalgamation, merger, consolidation, arrangement or reorganization relating to Fronteer or the Seller.

(b) Each of Fronteer and the Seller has all necessary corporate power and capacity to execute and deliver, and to observe and perform its respective covenants and obligations under, this Agreement and the Closing Documents to which it is or will be a party and has taken all corporate action necessary to authorize the execution and delivery of, and the observance and performance of its covenants and obligations under, this Agreement and the Closing Documents to which it is or will be a party. Without limiting the generality of the foregoing, Fronteer and the Seller have taken all corporate action necessary to approve the disposition of all or substantially all of the assets of the Seller.

(c) This Agreement has been, and each Closing Document to which Fronteer or the Seller will be a party, when executed and delivered, will be, duly executed and delivered by each of Fronteer and the Seller, and this Agreement constitutes, and each Closing Document to which Fronteer or the Seller will be a party, when executed and delivered will constitute, a legal, valid and binding obligation of each of Fronteer and the Seller enforceable against Fronteer and the Seller (as applicable) in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d) The Books and Records contain complete and accurate records of all material actions and proceedings in relation to the Aurora Business, and all such proceedings and actions have been conducted or taken in compliance with all Applicable Laws in all material respects.

3.2. Seller Public Disclosure

All of the Seller Public Documents were, as of the date thereof, in compliance in all material respects with Applicable Laws and, as of the date of filing, did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No confidential material change or other material

report or other material documents that relate to the Seller, the Aurora Real Property or the Aurora Business have been filed with any securities regulators, securities commissions, stock exchanges or Governmental Authority which at the date hereof remains confidential or will be confidential at the Closing Time (other than Tax Returns). Other than as disclosed in the Seller Public Documents, there has been no fact or change that would render any of the Seller Public Documents misleading or untrue in any material respect.

3.3. **Purchased Assets**

(a) **Ownership**: Except as referenced in Section 3.3(b), the Seller is the beneficial owner of, and has good and marketable title to, all of the Purchased Assets free and clear of all Encumbrances, except Permitted Encumbrances, and there are no assets used or required by the Seller in the conduct of the Aurora Business as it is presently conducted that are not either owned by the Seller or licensed or leased to the Seller under one of the Aurora Licences, the Land Use Permits or the Material Contracts. No part of the Purchased Assets has been taken or expropriated by any Governmental Authority, nor has any notice or proceeding in respect thereof been given or commenced, nor is Fronteer or the Seller aware of any intent or proposal to give any such notice or commence any such proceeding. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase of the Purchased Assets, other than this Agreement.

(b) **Leases**: Other than as set out in Schedule 3.3(b), the Seller is not a party to any leases, licences or similar agreements for the rental or lease or licence of any assets that are material to the Seller or the Aurora Business. Schedule 3.3(b) sets forth a true and complete list of all Purchased Assets in the possession or custody of the Seller which are leased or are held under licence, loan, operating agreement, conditional sales contract, title retention agreement or similar arrangement (the "**Leases**"), accurately lists the Leases, and there are no other leases, agreements to lease or tenancy arrangements to which the Seller is a party that are material to the Seller or the Aurora Business. Each of the Leases is valid and subsisting and in full force and effect and without amendment thereto, except as described in Schedule 3.3(b). The Seller has not released any of the other parties to any of the Leases from the performance of any of their obligations thereunder and, except as set out in Schedule 3.3(b), has not sublet its interest under any of the Leases, including the Leases for the Leased Premises. The Seller is not in breach of any of the terms of any of the Leases in any material respect and, to the knowledge of the Seller, none of the other parties to any of the Leases are in breach of any of the terms thereof in any material respect, and no event or condition has occurred which, either immediately or after notice or lapse of time or both, could give rise to the cancellation or termination of any of the Leases. Correct and complete copies of the Leases have been provided to the Buyer.

(c) **Aurora Real Property, Aurora Licences and Aurora Rights**:

(i) Schedule 3.3(c)(i) sets out all of the material real property and surface rights owned, leased or held by the Seller including the Leased Premises

(collectively, the "**Aurora Real Property**") and Schedule 1.1(l) sets out all of the Aurora Licences. The Seller is the holder of record of, and is the owner of a 100% undivided beneficial interest in and to, or holds an interest by way of lease or Licence in, as set out in Schedule 3.3(c)(i), all of the Aurora Real Property and Aurora Licences, free and clear of all Encumbrances, other than Permitted Encumbrances.

(ii) The Aurora Licences confer on the Seller the exclusive right to explore for minerals, including, without limitation, uranium, within the areas of NL covered by the Aurora Licences. The Land Use Permits and the Licence to Occupy provide for access to the lands and properties that are subject to the Aurora Licences for the purposes of the Aurora Business, on the terms and conditions set out therein. No representation and warranty is given as to whether the Land Use Permits may be assigned to the Buyer and the Buyer is responsible for obtaining any necessary land use permits.

(iii) Except as described in Schedule 3.3(c)(iii), no Person is entitled to any royalty or other payment in the nature of rent or royalty on any minerals, metals or concentrates or any other such products removed or produced from the Aurora Real Property or the Aurora Licences.

(iv) No Licences, other than the Licences listed in Schedule 1.1(l) and the Land Use Permits are required as of the date of this Agreement in order to conduct the Aurora Business as currently conducted. Each Aurora Licence and Land Use Permit is in good standing and has been issued by the appropriate Governmental Authority and the Seller has complied in all material respects with each Aurora Licence and Land Use Permit, including with respect to the payment of maintenance costs, the performance of minimum assessment, exploration, environmental or other work and the filing of reports with respect to such work, and the condition of the Aurora Real Properties is in material compliance with all Governmental Authorities having jurisdiction. The Seller has not received any notice of breach or default or defect in respect of any Aurora Licence or Land Use Permit and the Seller is not aware of any matters which could give rise to any such notice. There are no proceedings in progress, pending or, to the knowledge of Fronteer or the Seller, threatened which could result in the cancellation, revocation, suspension or adverse alteration of any of the Aurora Licences. The Aurora Licences are freely assignable to the Buyer, in the case of the Aurora Licences other than the Licence to Occupy, with the consent of the NL Minister of Natural Resources and in the case of the Licence to Occupy, with the consent of the NL Minister of Environment and Conservation.

(v) To the knowledge of Fronteer and the Seller, there are no Aurora Rights that, individually or in the aggregate, are material to the conduct of the Aurora Business or access to the Aurora Real Property or use of the Aurora Licences.

(vi) No Person other than the Seller occupies any portion of the Leased Premises or any real property owned by the Seller, except as set out in Schedule 1.1(qq).

(d) **Tangible Personal Property**: The Personal Property contains no defects known to Fronteer or the Seller which could adversely affect the operation of the Aurora Business to any material degree. Schedules 1.1(gg), 1.1(gggg) and 3.13, accurately list all Personal Property used in the Aurora Business by the Seller having a value in excess of $10,000 per item.

(e) **All Purchased Assets Used in the Aurora Business**: Except for the Excluded Assets and the Land Use Permits, the Purchased Assets constitute all of the rights, assets and properties that are usually and ordinarily used in connection with the Aurora Business as presently conducted.

(f) **Material Contracts**: Schedule 3.3(f) is a true and complete list of all Material Contracts. The Buyer has been provided with true and complete copies of all Material Contracts. All Material Contracts are in good standing and in full force and effect, unamended. The Seller and, to the extent it is a party thereto, Fronteer, has in all material respects, performed all of the obligations required to be performed by it and is entitled to all benefits under and is not in default or breach or, to the knowledge of the Seller or Fronteer, alleged to be in default or breach in respect of, any Material Contract. No event, condition or occurrence exists which, after notice or lapse of time or both, would constitute a material default or breach by the Seller or Fronteer (to the extent Fronteer is a party) or, to the knowledge of the Seller or Fronteer, a material default or breach by any other party, under any of the foregoing or which would detrimentally affect the entitlement of the Seller to the benefits of such Material Contracts. All of the Material Contracts are valid, binding and enforceable in accordance with their terms upon the Seller and Fronteer (to the extent Fronteer is a party thereto) and, to the knowledge of the Seller, the other parties thereto and neither Fronteer nor the Seller is aware of any intention on the part of any other party to a Material Contract to terminate or alter any Material Contract. Except as specifically set out in Schedule 3.5, the Material Contracts are freely assignable to the Buyer.

(g) **Assumed Contracts**: Except as specifically set out in Schedule 3.3(f), none of the Assumed Contracts is a Contract with a party that is not at "arm's length" (within the meaning of such term in the *Income Tax Act* (Canada)) with Fronteer and the Seller.

3.4. Absence of Conflicting Agreements

The execution and delivery, or the observance and performance, by Fronteer or the Seller of any covenant, condition or obligation under this Agreement do not and will not:

(a) result in a violation of or a breach or default under (with or without the giving of notice or lapse of time, or both), or in the acceleration of any obligation under:

(i) the articles, by-laws, directors' or shareholders' resolutions of Fronteer or the Seller; or

(ii) subject to the receipt of the consents and approvals set out in Schedule 3.5, the provisions of any Material Contract to which Fronteer or the Seller is a party, or by which Fronteer or the Seller are bound or affected, or any of the Aurora Licences;

(b) subject to the receipt of the consents and approvals set out in Schedule 3.5, relieve any other party to any Material Contract of that party's obligations thereunder or enable any such party to terminate or accelerate its obligations thereunder; or

(c) result in the creation or imposition of any Encumbrance on the Purchased Assets, other than a Permitted Encumbrance, or any restriction, hindrance or limitation on the ability of the Buyer to conduct the Aurora Business as and where the Aurora Business is now being conducted.

3.5. Seller Consents and Approvals

Except as disclosed in Schedule 3.5, no consent, approval, Order, authorization, registration or declaration of, or filing with, any Governmental Authority or other Person is required in connection with:

(a) the Closing;

(b) the execution and delivery by Fronteer or the Seller of this Agreement or any Closing Document to which it will be a party; or

(c) the observance and performance by Fronteer or the Seller of its respective obligations under this Agreement or any Closing Document to which it will be a party.

3.6. Absence of Changes

Since December 31, 2009, except as disclosed by the Seller to the Buyer in writing:

(a) the Seller has conducted its business only in the ordinary course of business;

(b) the Seller has not incurred or suffered a Material Adverse Effect;

(c) there has not been any acquisition or sale by the Seller of any material property or assets;

(d) other than in the ordinary course of business, there has not been any incurrence, assumption or guarantee by the Seller of any debt for borrowed money, any creation or assumption by the Seller of any Encumbrance (other than Permitted Encumbrances), or making by the Seller of any loan, advance or capital contribution to or investment in any other Person or any entering into, amendment of, relinquishment, termination or non-renewal by the Seller of (i) any Material

Contract; or (ii) of any Contract, Licence or other right or obligation which would, individually or in the aggregate, have a Material Adverse Effect on the Seller;

(e) other than in the ordinary course of business, there has not been any material increase in or modification of the compensation to, or to become payable by the Seller to, any of its employees or consultants or any grant of any benefit to any of its employees or consultants or any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of its employees or consultants; and

(f) the Seller has not adopted any bonus, pension, profit sharing, stock purchase, stock option or other benefit plan.

3.7. Seller Tax Matters

Except as disclosed in Schedule 3.7 and except where any failure in respect of the matters referred to in paragraphs (a), (b) and (c), below, would not lead to a material liability for Tax:

(a) the Seller has delivered to the Buyer true, correct and complete copies of all federal, provincial, local and foreign income, sales and other Tax Returns, elections and designations required to be filed by the Seller for all taxable periods ending after December 31, 2005;

(b) all Tax Returns, elections and designations required by Applicable Laws to be filed on or prior to the Closing Date by or on behalf of the Seller in respect of the Aurora Business or the Purchased Assets: (i) have been duly and timely filed with the appropriate Governmental Authorities; and (ii) are true, correct and complete in all respects and contain no misstatements or omit any statements that should have been included in order not to be misleading;

(c) the Seller has duly and on a timely basis paid all Taxes required to be paid by it in respect of the Aurora Business or the Purchased Assets on or before the Closing Date, including, without limitation, all Taxes shown as due and owing on all Tax Returns, all Taxes assessed or reassessed by any Governmental Authority and all instalments on account of Taxes for the current year and the Seller will not have any liabilities for Taxes for any period ending on or before the Closing Date which are chargeable against the Purchased Assets;

(d) the Seller is not a non-resident of Canada for the purposes of the *Income Tax Act* (Canada); and

(e) the Seller is a registrant for purposes of Part IX of the *Excise Tax Act* (Canada), under registration number 83664 2744 RT0001.

3.8. Sensitive Payments

None of Fronteer, the Seller or any other Person acting on behalf of Fronteer, the Seller or any affiliates thereof has made, directly or indirectly, any bribe, kickback, political contribution or other payment, regardless of form, whether in money, property, or services, to any Person (including any employee, company or organization, federal, provincial, municipal or other governmental or non-governmental department, commission, board, bureau, agency or instrumentality) resulting, in any case, in either of the Seller or Fronteer being in violation of any Applicable Law or any other law applicable to the payor or the payee, or in order to:

(a) obtain favourable treatment in securing or obtaining special concessions; or

(b) pay for favourable treatment for special concessions obtained in the past.

3.9. Compliance with Applicable Laws and Licences

(a) The Seller has at all times conducted the Aurora Business and used the Purchased Assets in compliance with all Licences and all Applicable Laws promulgated or issued by any Governmental Authority in respect of or applicable to the Seller and its assets and properties, except to the extent that a failure to be in compliance would not, in a single instance or in the aggregate be likely to have a Material Adverse Effect on the Seller.

(b) The Seller does not carry on the Aurora Business or own or lease any of the Purchased Assets in any jurisdiction other than the Province of NL.

3.10. Litigation and Claims

Except as disclosed in Schedule 3.10 or otherwise disclosed in the Seller Public Documents, there are no outstanding, pending or, to the knowledge of the Seller, threatened, actions, suits, proceedings, investigations, claims, awards, Orders or judgments affecting or in respect of the Aurora Business or the Purchased Assets or any part thereof, including in respect of any material liability under Environmental Laws related to or arising out of the Aurora Business or the Purchased Assets or any part thereof, nor is Fronteer or the Seller aware of any basis for any action, suit, proceeding, investigation, claim, award, Order or judgement which, if pursued, would be likely to have a Material Adverse Effect on the Seller, or the Aurora Business, or the Purchased Assets in aggregate. There is no pending or, to the knowledge of the Seller or Fronteer, threatened expropriation or seizure of any of the Purchased Assets.

3.11. Michelin Family Claim

In connection with the Michelin Family Claim:

(a) to the knowledge of Fronteer and the Seller, Edward Leslie Michelin has never had, and the Estate of Edward Leslie Michelin (including his heirs, legal personal representatives, successors and assigns) (collectively, the "**Estate**") does not have, any right, title or interest of any nature whatsoever in or to:

(i) any of the Aurora Licences;

(ii) any of the ores, minerals, mineral resources, metals, materials and other products, including uranium products, in any form whatsoever that are located on, in or under the Aurora Real Property or are the subject of the Aurora Licences, or any of the products that are produced from ores extracted, mined and removed from such lands, including without limitation, any raw products (including run of mine ore, direct shipment ore and other similar crude or raw ore), intermediate products (including concentrates, such as uranium concentrates in the form of commonly known as "yellowcake", U_30_8, doré, and other intermediate products) and refined products (including gold bullion, silver bullion, cathode and other refined copper, lead bullion and other refined products produced through refining and/or smelting or equivalent treatment operations); or

(iii) any proceeds from the sale of any of the foregoing or any right to payment in respect thereof, whether as a royalty or otherwise; and

(b) neither Fronteer nor the Seller has, nor have they ever had, nor have they ever taken any actions that could be taken to have created or give rise to, any contractual, fiduciary or other relationship whatsoever with, or obligations or commitments to, Edward Leslie Michelin or his Estate. Without limiting the foregoing, neither Fronteer nor the Seller owes, nor have they ever owed, to Edward Leslie Michelin or his Estate any fiduciary duty, duty of confidence or other duty whatsoever, nor has any state of facts existed that would create or give rise to any such duty. The only communications of any kind between Fronteer and/or the Seller, on the one hand, and Edward Leslie Michelin and/or his Estate, on the other hand, are the letter dated October 19, 2005 from Brian Dunn, LL.B., on behalf of the Estate, addressed to Altius Minerals Corporation and Fronteer Development Group Inc. and the letter dated November 14, 2005 from O'Dea, Earle, on behalf of Fronteer Development Group Inc., addressed to Mr. Brian Dunn, LL.B.

3.12. Software Licences and Information

(a) All computer software utilized (but not owned) by the Seller is utilized pursuant to software licences which are listed in Schedule 3.12(a) attached hereto (the "**Software Licences**"). The Software Licences constitute all necessary licences or grants for the use of the computer programs and software used (but not owned) by the Seller in the conduct of the Aurora Business. The Software Licences are in good standing and in full force and effect. No event, condition or occurrence exists that, after notice or lapse of time or both, would constitute a material default by the Seller (or, to the knowledge of the Seller, a default by any other party) under or material breach of any of the Software Licences entitling any party to terminate any Software Licence.

(b) To the knowledge of the Seller, all technical information of a confidential or proprietary nature developed by and belonging to the Seller and existing in any

database or other software system used in the conduct of the Aurora Business has been kept confidential.

3.13. Computer Assets

Schedule 3.13 sets out an accurate list of all servers, personal computers, laptop computers and similar electronic devices comprised in the Computer Assets that have a value over $10,000 each. To the knowledge of the Seller and Fronteer, the Computer Assets are operational in all material respects and contain the material data and information developed or used by or on behalf of the Seller in the Aurora Business.

3.14. Employment Matters

(a) The Seller has provided the Buyer with a complete and accurate list of all the employees and independent contractors of the Seller, including a complete and accurate description of the compensation, Plan entitlements or other benefits, vacation entitlement, period of any leaves or absences (whether paid or unpaid), position, job classification, date of hire, age and working location of each such employee and independent contractor, and whether any of them has signed a written contract of employment or engagement.

(b) Except as disclosed in writing to the Buyer, the Seller is not party to any oral or written consulting contract, employment agreement, management contract, labour services contract or similar agreement or arrangement for the services of any particular individual.

(c) All of the employees or independent contractors of the Seller are engaged on an indefinite term basis and are terminable on reasonable notice according to law without further liability to the Seller and the Seller has not made any commitment or agreement providing for a period of notice or severance, termination or change of control payments due as a result of the transactions contemplated hereby or otherwise, or for indemnification, except for the obligation to pay to the Persons listed in Schedule 3.14(c) the amounts set out next to their respective names (the "**Change of Control Obligations**").

(d) The Seller is in material compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and has not and is not engaged in any unfair labour practice. Neither Fronteer nor the Seller is aware of any claim, action, suit or demand:

(i) by any current or former worker, including employees and contractors, of the Seller;

(ii) pursuant to the following legislation in NL: *Labour Relations Act*, *Labour Standards Act*, *Human Rights Act*, *Workplace Health, Safety and Compensation Act*, or *Occupational Health and Safety Act*; or

(iii) pursuant to other similar legislation in any jurisdiction in which the Aurora Business is conducted.

(e) Other than as disclosed in writing to the Buyer:

(i) there is no union which is certified to represent workers of the Seller and/or workers of a contractor or agency with which the Seller has a Contract for the provision of personnel or the services of personnel;

(ii) the Seller is not aware of any current attempts or applications to organize, establish or certify any labour union or employee association with respect to any workers of the Seller or of any contractor or agency with which the Seller has a Contract for the provision of personnel or the services of personnel;

(iii) the Seller has not entered into any collective agreement with any labour union or employee association or made any commitments to or conducted any negotiations with any labour union or employee association with respect to any future collective agreement; and

(iv) the Seller is not subject to any current, pending or threatened strike or lockout.

(f) Without limiting the representation and warranty in Section 3.6(f), the Seller has complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of the Seller, including funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon the Seller (collectively referred to in this subsection as the "**Plans**"), and all Plans maintained by or binding upon the Seller are fully funded and in good standing with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by the Seller from any such regulatory authority. Schedule 3.14(f) lists all Plans that are maintained by or binding upon the Seller.

(g) Except as set out in Schedule 3.14(g), all employees providing services with respect to the Aurora Business are employed by the Seller and not by Fronteer or any affiliate of the Seller or Fronteer.

3.15. Environmental Matters

(a) The Seller has been and is, and the Aurora Business has been and is operated, in material compliance with all applicable Environmental Laws and no condition exists or event has occurred which, with or without notice or the passage of time or both, would constitute an actual or, to the knowledge or the Seller, potential material violation of or give rise to any material liability under any applicable Environmental Laws.

(b) Neither Fronteer nor the Seller has, nor, to the knowledge of Fronteer or the Seller, has any predecessor in title or possession, used or permitted to be used the

Aurora Real Property to Release, generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance, except in material compliance with applicable Environmental Laws.

(c) To the knowledge of Fronteer or the Seller, no building, structure or improvement or other assets located on the Aurora Real Property or the Leased Premises is or ever has been insulated with urea formaldehyde insulation or contains any aluminum wiring, asbestos or PCBs.

(d) Neither Fronteer nor the Seller has received any written notice of or been prosecuted for an offence alleging, nor, to the knowledge of Fronteer or the Seller, do any facts or conditions exist that could give rise to any investigation in respect of, any violation of or non-compliance with any Environmental Law.

(e) Neither Fronteer nor the Seller is aware of any Orders of Governmental Authorities under Environmental Laws with respect to the Aurora Real Property.

(f) All Hazardous Substances generated, used in whole or in part by the Seller on the Aurora Real Property have been disposed of, treated and stored in material compliance with all Environmental Laws. Schedule 3.15(f) identifies all of the locations on the Aurora Real Property where Hazardous Substances are being or have been stored or disposed of by Fronteer or the Seller or, to the knowledge of Fronteer and the Seller, have been stored or disposed of by any predecessor in title or possession.

(g) Neither Fronteer nor the Seller has received any written notice or claim from any Governmental Authorities or any other Person that the mineral exploration or other activities conducted by the Seller are in violation of any Environmental Law or that the Seller is responsible (or potentially responsible) for the clean-up of any Hazardous Substances at, on or beneath the Aurora Real Property or any other land, or in connection with any waste or contamination migrating to or from any of the Aurora Real Property.

(h) To the knowledge of Fronteer and Seller, there are no underground storage tanks on or beneath the Aurora Real Property.

(i) The Seller and/or Fronteer have provided or made available to the Buyer accurate and complete copies of all environmental audits, evaluations, assessments, studies or tests relating to the Aurora Real Property in their possession or control.

3.16. Intellectual Property

Other than as set out in Schedule 3.16, the Seller does not own or licence or have the benefit of any licence for any patents, patent rights, trademarks, trade names, service marks, copyrights, know how or other proprietary intellectual property rights that are material to the conduct of the Aurora Business.

3.17. Restrictive Contracts

Other than as set out in Schedule 3.17, neither Fronteer nor the Seller is a party to or bound by any non-competition agreement or any other agreement, obligation or Order which purports to (i) limit the manner or the localities in which all or any material portion of the Aurora Business is conducted or (ii) restrict any disposition of any property in which the Seller has an interest.

3.18. Financial Statements

The Aurora Financial Statements comply as to form in all material respects with the published rules and regulations of all Applicable Laws, were prepared in accordance with GAAP applied on a consistent basis and fairly present in all material respects the financial position, results of operations and cash flows of the Seller as at the date and for the periods covered thereby.

3.19. Mineral Resources

The most recently estimated measured, indicated and inferred mineral resources derived from the Aurora Licences, as set out in the Seller Public Documents, have been prepared and disclosed in all material respects in accordance with accepted engineering practices and all Applicable Laws.

3.20. Knowledge of Hold Period

Fronteer and the Seller have been independently advised as to the applicable hold period imposed in respect of the Consideration Shares by Securities Laws, and confirm that no representation has been made by Paladin or the Buyer respecting the applicable hold periods for the Consideration Shares and of the fact that the Consideration Shares may not be resold except in accordance with applicable Securities Laws until expiry of the applicable hold period and in compliance with the other requirements of Applicable Laws.

3.21. Consideration Shares - Certificates

Fronteer and the Seller acknowledge that the certificates representing the Consideration Shares will contain the following legends denoting the hold period under Applicable Laws and as required by the TSX:

> UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE *[insert the date that is 4 months and a day after the distribution date]*.
>
> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY

CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON TSX.

3.22. Knowledge of No Prospectus

Fronteer and the Seller have been advised that no prospectus has been or will be filed in connection with the transactions contemplated by this Agreement and as the distribution of the Consideration Shares to the Seller is being completed pursuant to exemptions from the prospectus and registration requirements of Applicable Laws:

(a) most of the civil remedies applicable to an offering by way of a prospectus provided for in such Applicable Laws are not available to the Seller;

(b) the Seller may not receive information that would be provided if no such exemptions were available; and

(c) Paladin is relieved of certain obligations in respect of an offering by way of a prospectus which would otherwise apply under Applicable Laws.

3.23. Competition Act

The Seller, together with its affiliates:

(a) have assets in Canada that do not exceed $300,000,000 in aggregate value, determined as of the last day of the period covered by the audited financial statements of the Seller and its affiliates for the year ended December 31, 2009 and in such manner as is prescribed by the Competition Act; and

(b) had gross revenues from sales in, from or into Canada, determined as of the last day of the period covered by the audited financial statement of the Seller and its affiliates for the year ended December 31, 2009 and in such manner as is prescribed by the Competition Act, that do not exceed $35,000,000 in aggregate value.

3.24. Commission

Neither the Buyer nor Paladin will be liable for any brokerage commission, finder's fee or other similar payment in connection with the transactions contemplated hereby because of any agreement in respect of same entered into by the Seller or Fronteer.

ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF THE BUYER

Paladin and the Buyer jointly and severally represent and warrant to Fronteer and the Seller as follows and acknowledge that Fronteer and the Seller are relying upon such representations and warranties in entering into this Agreement.

4.1. Buyer Corporate Matters

(a) The Buyer is a corporation duly incorporated and validly existing under the laws of British Columbia. The Buyer is duly qualified, authorized or licensed to conduct its business and is in good standing with respect to the filing of annual returns under the laws of British Columbia and at the Closing Time will be duly registered as an extra-provincial company at the Registry of Companies (NL), in good standing in its filings at the Registry of Companies (NL) and authorized to carry on undertakings and hold mineral rights and interests in the Province of NL. No proceedings have been taken or authorized by the Buyer or, to the Buyer's knowledge, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of the Buyer or with respect to any amalgamation, merger, consolidation, arrangement or reorganization relating to the Buyer.

(b) The Buyer has all necessary corporate power and capacity to execute and deliver, and to observe and perform its covenants and obligations under, this Agreement and the Closing Documents to which it is or will be a party and has taken all corporate action necessary to authorize the execution and delivery of, and the observance and performance of its covenants and obligations under, this Agreement and the Closing Documents to which it is or will be a party.

(c) This Agreement has been, and each Closing Document to which the Buyer will be a party, when executed and delivered will be, duly executed and delivered by the Buyer and this Agreement constitutes, and each Closing Document to which the Buyer is or will be a party, when executed and delivered, will constitute a legal, valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

4.2. Buyer Consents and Approvals

Except as identified in Schedule 4.2, no consent, approval, Order, authorization, registration or declaration of, or filing with, any Governmental Authority or other Person is required by the Buyer in connection with:

(a) the Closing;

(b) the execution and delivery by the Buyer of this Agreement or any Closing Document to which it will be a party; or

(c) the observance and performance by the Buyer of its obligations under this Agreement or any Closing Document to which it will be a party.

4.3. Commission

Fronteer and the Seller will not be liable for any brokerage commission, finder's fee or other similar payment in connection with the transactions contemplated hereby because of any agreement in respect of same entered into by the Buyer.

ARTICLE 5.
REPRESENTATIONS AND WARRANTIES OF PALADIN

Paladin represents and warrants to Fronteer and the Seller as follows and acknowledges that Fronteer and the Seller are relying upon such representations and warranties in entering into this Agreement.

5.1. Paladin Corporate Matters

(a) Paladin and each of the Paladin Subsidiaries is a corporation duly incorporated and validly existing under the Applicable Laws of its jurisdiction of incorporation, continuance or creation. Paladin and each of the Paladin Subsidiaries is duly qualified, authorized or licensed to conduct its business and is in good standing under the laws of (i) each jurisdiction in which it conducts its business or owns, leases or has a right, title or interest in and to real property and (ii) each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification, authorization or licence. No proceedings have been taken or authorized by Paladin or, to Paladin's knowledge, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of Paladin or with respect to the amalgamation, merger, consolidation, arrangement or reorganization relating to Paladin.

(b) Paladin has all necessary corporate power and capacity to execute and deliver, and to observe and perform its covenants and obligations under, this Agreement and the Closing Documents to which it is or will be a party and has taken all corporate action necessary to authorize the execution and delivery of, and the observance and performance of its covenants and obligations under, this Agreement and the Closing Documents to which it is or will be a party.

(c) This Agreement has been, and each Closing Document to which Paladin will be a party, when executed and delivered will be, duly executed and delivered by Paladin, and this Agreement constitutes, and each Closing Document to which Paladin is or will be a party, when executed and delivered, will constitute a legal, valid and binding obligation of Paladin enforceable against Paladin in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d) Paladin has all necessary corporate power and authority to own the assets currently owned by it and to carry on the business as presently carried on by it.

5.2. Absence of Conflicting Agreements

The execution and delivery of, and the observance and performance by Paladin of, any covenant or obligation under this Agreement does not and will not:

(a) result in a material violation of or a material breach or default under (with or without the giving of notice or the lapse of time, or both), or in the acceleration of any material obligation under:

(i) the constitution or the directors' or shareholders' resolutions of Paladin or the Paladin Subsidiaries; or

(ii) the provisions of any material Contract or material Licence to which Paladin or a Paladin Subsidiary is a party or by which Paladin or a Paladin Subsidiary, their respective assets or the Consideration Shares are bound or affected;

(b) relieve any other party to any material Contract to which Paladin or a Paladin Subsidiary is a party and which is material to the business of Paladin or a Paladin Subsidiary of such other party's obligations thereunder or enable such other party to terminate or accelerate their obligations thereunder; or

(c) result in the creation or imposition of any Encumbrance on the assets of Paladin or a Paladin Subsidiary, other than a Permitted Encumbrance, or otherwise result in the creation or imposition of any Encumbrance on the Consideration Shares, or restrict, hinder, impair or limit the ability of Paladin or a Paladin Subsidiary to conduct its business as and where it is now being conducted.

5.3. No Guarantees

Except as disclosed in the Paladin Public Documents and except for the indemnification provided to directors, officers and key personnel of Paladin and the Paladin Subsidiaries, Paladin has not given or agreed to give, nor is it a party to or bound by or subject to, any agreement, contract or commitment providing for the guarantee, indemnification, assumption or endorsement or any like commitment with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any Person.

5.4. Paladin Consents and Approvals

Except as identified in Schedule 5.4, no consent, approval, Order, authorization, registration or declaration of, or filing with, any Governmental Authority or other Person (including the shareholders of Paladin) is required by Paladin in connection with:

(a) the Closing;

(b) the execution and delivery by Paladin of this Agreement; or

(c) the observance and performance by Paladin of its obligations under this Agreement, including the issuance of the Consideration Shares.

5.5. <u>Absence of Changes</u>

Since June 30, 2010, except as disclosed in the Paladin Public Documents:

(a) each of Paladin and the Paladin Subsidiaries has conducted its business only in the ordinary course of business;

(b) none of Paladin or the Paladin Subsidiaries has incurred or suffered a Material Adverse Effect;

(c) there has not been any acquisition or sale by Paladin or any of the Paladin Subsidiaries of any material property or assets; and

(d) there has been no dividend or other distribution of any kind declared, paid or made by Paladin on the Paladin Shares.

5.6. <u>Paladin's Mineral Properties</u>

Except as disclosed in the Paladin Public Documents:

(a) either Paladin or a Paladin Subsidiary is the holder of record of, and is the owner of a 100% undivided beneficial interest in and to its right, title and interest in, all of the Paladin Mineral Properties, free and clear of all Encumbrances, other than Permitted Encumbrances;

(b) there are no adverse interests or options to acquire or purchase the Paladin Mineral Properties or any portion thereof or any right, title or interest therein. No Person has any proprietary or possessory interest in the Paladin Mineral Properties (other than any Paladin Subsidiary) and subject only to the rights of any Governmental Authority having jurisdiction, no Person is entitled to any royalty or other payment in the nature of rent or royalty on any minerals, metals or concentrates or any other such products removed or produced from such mining properties;

(c) neither Paladin nor any Paladin Subsidiary has received any notice from any Governmental Authority alleging that it or any of its predecessors in interests in respect of the Paladin Mineral Properties has violated or is violating in any material respect any Environmental Law to which the Paladin Mineral Properties are subject; and

(d) the Paladin Mineral Properties are in good standing in all material respects with respect to the performance of all material obligations required under Applicable Laws (including the payment of all maintenance costs, the performance of all minimum assessment work and the filing of reports with respect to minimum assessment work) and the condition of such Paladin Mineral Properties is in material compliance with all Applicable Laws and all Orders of all Governmental Authorities having jurisdiction, including in respect of any material Environmental liability related to or arising out of such Paladin Mineral Properties.

5.7. Issued Capital of Paladin

As at the date hereof, 725,597,320 Paladin Shares are issued and outstanding, an aggregate of up to 12,368,794 Paladin Shares are issuable upon the exercise of Paladin Options, an aggregate of up to 134,804,803 Paladin Shares are issuable upon the exercise of Paladin Convertible Bonds, subject to adjustment in accordance with the terms and conditions applicable to the Paladin Convertible Bonds, and an aggregate of up to 7,220,360 Paladin Shares are issuable under the Performance Share Rights Plans. With the exception of the foregoing, there are, as of the date hereof, no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer of any securities of Paladin (including Paladin Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire any Paladin Shares or shares of a Paladin Subsidiary. All outstanding Paladin Shares are fully paid and have been issued in compliance with Applicable Laws. Other than the Paladin Shares, there are no securities of Paladin or of the Paladin Subsidiaries outstanding which have the right to vote generally (and other than as set out in this Section 5.7, that are convertible into or exchangeable for securities having the right to vote generally).

5.8. Issuance of Paladin Shares

The Consideration Shares will, when issued pursuant to this Agreement, be duly and validly issued as fully paid ordinary shares in the capital of Paladin.

5.9. Compliance with Securities Laws

Paladin is, and for more than four (4) consecutive months immediately preceding the date of this Agreement has been, a reporting issuer in Ontario not on the list of defaulting reporting issuers published on the website of the Ontario Securities Commission and it has filed with all applicable securities regulatory authorities in Canada and Australia all forms, reports and documents required to be filed by it pursuant to the Securities Laws and published policies of such regulatory authorities on a timely basis.

5.10. Exemption from Prospectus Requirements

The issuance and delivery of the Consideration Shares by Paladin to the Seller or its nominee will be exempt from the prospectus and registration requirements of the Securities Laws. The first trade by the Seller or its nominee of any of the Consideration Shares will be exempt from the prospectus requirements of the Securities Laws:

(a) of Canada and no document will be required to be filed and no proceeding taken or approval, permit, consent, Order or authorization obtained under the Securities Laws of Canada in connection with such first trade provided that:

  (i) Paladin is and has been a reporting issuer in a jurisdiction of Canada for the four (4) months immediately preceding the trade;

(ii) at least four months have elapsed from the distribution date of the Consideration Shares; and

(iii) the certificate representing the Consideration Shares carries the following legend:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE *[insert the date that is 4 months and a day after the distribution date]*.

(iv) such trade is not a "control distribution" (as such term is defined in NI 45-102);

(v) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade;

(vi) no extraordinary commission or consideration is paid to a Person or company in respect of the trade; and

(vii) if the selling security holder is an insider or officer of Paladin, the selling security holder has no reasonable grounds to believe that Paladin is in default of Securities Laws, and

(b) of Australia, subject to the four-month hold period referred to in clause (a), above, and provided that Paladin:

(i) lodges a notice with the ASX in full compliance with section 708A(6) of the Corporations Act; and

(ii) ensures that the provisions of the Corporations Act are fully complied with so as to provide that the Consideration Shares are fully tradable free of any restriction under section 707(3) of the Corporations Act.

5.11. Listing of Paladin Shares

The Paladin Shares are listed on the TSX and are officially quoted on the ASX and Paladin is in material compliance with the rules and policies of the TSX and the ASX. No delisting, suspension of trading or cease trade order with respect to any securities of Paladin and, to the knowledge of Paladin, no inquiry or investigation (formal or informal) of any securities authority or stock exchange is in effect or ongoing or, to the knowledge of Paladin, expected to be implemented or undertaken, it being understood by Fronteer and the Buyer that securities are routinely halted or suspended from trading on the ASX pending announcements by the listed company and the Paladin Shares may be halted or suspended from trading on the ASX in such circumstances. At the Closing Time, subject to satisfaction of the conditions of the TSX for approval of listing the Consideration Shares, the Consideration Shares will be listed on the TSX.

5.12. Material Obligations

None of Paladin, the Paladin Subsidiaries or the Buyer is in violation of its constating documents or in default, in any material respect, of the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which any of its property may be bound. No state of facts exists which, after notice or lapse of time or both, would constitute a material default or breach by Paladin or the Buyer under any of their respective material obligations.

5.13. Mineral Resources

The estimated mineral resources and mineral reserves disclosed in the Paladin Public Documents have been prepared and disclosed in all material respects in accordance with accepted engineering practices and all Applicable Laws. No material mineral deposits of Paladin are subject to illegal occupation. There has been no material reduction in the aggregate amount of estimated mineral resources of Paladin and the Paladin Subsidiaries, taken as a whole, from the amounts disclosed in the Paladin Public Documents, except for depletion for mining.

5.14. Litigation

Except as disclosed in the Paladin Public Documents, there are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Paladin, threatened affecting Paladin or any of the Paladin Subsidiaries or affecting any of their respective properties or assets at law or in equity before or by any Governmental Authority, including matters arising under Environmental Laws and neither Paladin nor any of the Paladin Subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

5.15. Environmental Matters

Each of Paladin and the Paladin Subsidiaries and their respective businesses and operations:

(a) is in material compliance with all Environmental Laws and all terms and conditions of all environmental permits required under Applicable Laws;

(b) has not received any order, request or notice from any Person alleging a material violation of any Environmental Law; and

(c) is not involved in remediation operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities.

5.16. Internal Controls and Financial Reporting

Paladin has:

(a) designed disclosure controls and procedures to provide reasonable assurance that material information relating to Paladin, including the Paladin Subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer of Paladin, particularly during the periods in which filings are being prepared;

(b) designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;

(c) has evaluated the effectiveness of Paladin's disclosure controls and procedures and has disclosed in the Paladin Public Documents its conclusions about the effectiveness of its disclosure controls and procedures; and

(d) has evaluated the effectiveness of Paladin's internal control over financial reporting and has included in the Paladin Public Documents its conclusions about the effectiveness of internal control over financial reporting and, if applicable, the necessary disclosure relating to any material weaknesses.

5.17. Paladin Financial Statements

The Paladin Financial Statements comply as to form in all material respects with the published rules and regulations of all Applicable Laws, were prepared in accordance with IFRS and fairly present, in all material respects, the financial position of the consolidated entity at the respective dates indicated and their performance for the years ended as stated therein.

5.18. Paladin Tax Matters

Except where any failure in respect of the matters referred to in paragraphs (a) and (b), below, would not lead to a material liability for Tax:

(a) all Tax Returns, elections and designations required by Applicable Laws to be filed on or prior to the Closing Date by or on behalf of Paladin: (i) have been duly and timely filed with the appropriate Governmental Authorities; and (ii) are true, correct and complete in all respects and contain no misstatements or omit any statements that should have been included in order not to be misleading;

(b) Paladin has duly and on a timely basis paid all Taxes required to be paid by it on or before the Closing Date, including, without limitation, all Taxes shown as due and owing on all Tax Returns, all Taxes assessed or reassessed by any Governmental Authority and all instalments on account of Taxes for the current year; and

(c) at the Closing Time, the Buyer will be a registrant for purposes of Part IX of the Excise Tax Act (Canada).

5.19. No Undisclosed Liabilities

Paladin and the Paladin Subsidiaries have no material outstanding indebtedness or liabilities and are not party to or bound by any material suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those specifically identified in the Paladin Public Documents filed prior to the date of this Agreement or specifically identified in the Paladin Financial Statements, or incurred in the ordinary course of business since the date of the most recent Paladin Financial Statements filed on SEDAR.

5.20. Transfer Agent

Computershare Investor Services Ltd., at its principal office in Toronto, Ontario, and Computershare Investor Services Pty Limited, at its office in Perth, Western Australia, have been duly appointed as co-registrar and co-transfer agent for the Paladin Shares (together, the "**Transfer Agent**").

5.21. Public Disclosure

All of the Paladin Public Documents were, as of the date thereof, in compliance in all material respects with Applicable Laws and, as of the date of filing, did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No confidential material change or other material report or other material documents that relate to Paladin or the Buyer have been filed with any securities regulators, securities commissions, stock exchanges or Governmental Authority which at the date hereof remains confidential (other than Tax Returns). Other than as disclosed in the Paladin Public Documents, there has been no fact or change that would render any of the Paladin Public Documents misleading or untrue in any material respect.

5.22. Competition Act

Paladin, together with its affiliates:

(a) have assets in Canada that do not exceed $100,000,000 in aggregate value, determined as of the last day of the period covered by the audited consolidated financial statements of Paladin and its affiliates for the year ended June 30, 2010 and in such manner as is prescribed by the Competition Act; and

(b) had gross revenues from sales in, from or into Canada, determined as of the last day of the period covered by the audited consolidated financial statements of Paladin and its affiliates for the year ended June 30, 2010 and in such manner as is prescribed by the Competition Act, that do not exceed $365,000,000 in aggregate value.

5.23. Commission

Fronteer and the Seller will not be liable for any brokerage commission, finder's fee or other similar payment in connection with the transactions contemplated hereby because of any agreement in respect of same entered into by Paladin.

ARTICLE 6.
SURVIVAL AND LIMITATIONS OF REPRESENTATIONS AND WARRANTIES

6.1. Survival of Representations and Warranties

The representations and warranties contained in this Agreement, in any Schedule hereto, in any documents to be executed and delivered pursuant to this Agreement and in any documents executed and delivered in connection with the completion of the transaction contemplated herein shall survive the Closing of the transaction contemplated herein, notwithstanding such Closing and notwithstanding any investigations made by or on behalf of the Parties or the waiver of any condition precedent by the Buyer or the Seller, as the case may be, and shall continue in full force and effect from the Closing Date, for a period of (and claims based upon or arising out of such representations and warranties may be asserted at any time before the date which shall be) twenty-four (24) months following the Closing Date, except with respect to:

(a) the representations and warranties contained in Sections 3.1(a) to 3.1(c), inclusive, *(Fronteer/Seller Corporate Matters)*, 3.3(a), 3.3(c) and 3.3(e) *(Purchased Assets)*, 3.8 *(Sensitive Payments)*, 3.11 (*Michelin Family Claim*), 4.1 *(Buyer Corporate Matters)* and 5.1 *(Paladin Corporate Matters)* (as updated pursuant to Sections 7.2(a) and 8.2(a)), which will survive for the limitation periods imposed by Applicable Laws;

(b) the representations and warranties contained in Section 3.7 *(Seller Tax Matters)* (as updated pursuant to Section 7.2(a)), which will survive until sixty (60) days have elapsed following the date upon which no assessment, reassessment or other document assessing liability for Tax, interest or penalties may be issued in respect of the Seller or the Aurora Business in respect of any taxation year ended prior to or as of the Closing Date pursuant to any Applicable Laws relating to Tax;

(c) the representations and warranties contained in Section 3.15 *(Environmental Matters)* (as updated pursuant to Sections 7.2(a)), which will survive until thirty-six (36) months after the Closing Date; and

(d) a claim for breach of any of the representations and warranties by a Party in or pursuant to this Agreement involving fraud or fraudulent misrepresentation on the part of such Party may be made against such Party at any time following the Closing Date, subject only to limitation periods imposed by Applicable Law.

The Parties acknowledge that if notice regarding any matter contemplated in this Article 6 is given by any Party, acting in good faith, to any other Party within the relevant time period specified in this Article 6 and if before such matter has been fully dealt with pursuant to this Agreement, the relevant time period would expire, the time period in

question shall be deemed to be extended (with respect to such matter only) until such matter has been fully dealt with pursuant to this Agreement.

6.2. Knowledge of the Seller or Fronteer

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the "knowledge" of the Seller or of Fronteer, it shall refer to the knowledge of any of the Chief Executive Officer or Chief Financial Officer of the Seller or Fronteer:

(a) for the purposes of Sections 3.3(c)(v), 3.15(b), 3.15(c) and 3.15(f), after having made reasonable enquiry of Chesley Anderson and John Roberts with respect to the matters referred to in such Sections, but not having made any further enquiry; and

(b) for all other purposes, after having made reasonable enquiry into the relevant subject matter.

6.3. Knowledge of the Buyer or Paladin

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the "knowledge" of the Buyer or Paladin, it shall refer to the knowledge of any of the Chief Executive Officer or Chief Financial Officer of the Buyer or Paladin, after having made reasonable enquiry into the relevant subject matter.

ARTICLE 7.
PALADIN AND BUYER CONDITIONS PRECEDENT

7.1. Conditions of Paladin and the Buyer

Paladin and the Buyer shall be obliged to complete the Closing only if each of the conditions precedent set out in the following Sections of this Article 7 have been satisfied in full at or before the Closing Time. Each such condition precedent is for the exclusive benefit of Paladin and the Buyer, and Paladin and the Buyer may waive any condition precedent in whole or in part in writing.

7.2. Accuracy of Representations and Performance of Covenants

At the Closing Time:

(a) all of the representations and warranties of Fronteer and the Seller made in, or pursuant to, this Agreement shall be true and correct in all material respects (except where any representation or warranty is subject to a materiality qualifier, in which case it shall be true and correct in all respects) as of the Closing Time (unless they are expressed to be made only as of an earlier fixed date, in which case they need be true and correct only as of such earlier date), except to the extent that such representations and warranties may be affected by events or transactions expressly permitted by this Agreement;

(b) Fronteer and the Seller shall have observed or performed in all material respects all of the obligations, covenants and agreements under this Agreement to be performed by them at or before the Closing Time;

(c) Fronteer shall have delivered to the Buyer a certificate dated as of the Closing Date and signed by an officer of Fronteer to the effect that each of the representations and warranties of Fronteer contained herein are true and correct in all material respects (except where any representation or warranty is subject to a materiality qualifier, in which case it shall be true and correct in all respects) as at the Closing Time (unless they are expressed to be made only as of an earlier fixed date, in which case they need be true and correct only as of such earlier date) and the conditions specified in this Article 7 have been fulfilled; and

(d) the Seller shall have delivered to the Buyer a certificate dated as of the Closing Date and signed by an officer of the Seller to the effect that all of the representations and warranties of the Seller contained herein are true and correct in all material respects (except where any representation or warranty is subject to a materiality qualifier, in which case it shall be true and correct in all respects) as at the Closing Date (unless they are expressed to be made only as of an earlier fixed date, in which case they need be true and correct only as of such earlier date) and the conditions specified in this Article 7 have been fulfilled.

7.3. Releases

On or before the Closing Time, the Buyer shall have received duly executed releases, in registrable form where applicable, of, or evidence to the satisfaction of the Buyer, acting reasonably, as to, the discharge of all Encumbrances against the Purchased Assets, except Permitted Encumbrances, such that the Purchased Assets, including the Aurora Licences and Aurora Real Property, shall be free of all Encumbrances except for Permitted Encumbrances, from and after the Closing Time.

7.4. Consents, Authorizations and Registrations

All consents, approvals, Orders and authorizations of any Governmental Authority (or registrations, declarations, filings or recordings with any of them) and, in relation to Material Contracts, of any other Person, as set out in Schedule 3.5, shall have been satisfied, obtained, made or waived, and all applicable waiting periods relating thereto, if any, shall have expired or been the subject of early termination.

7.5. Litigation

There shall not be pending any Legal Proceeding against the Buyer, Paladin, the Seller or Fronteer brought by any Governmental Authority or any other Person that seeks to restrain, materially modify or invalidate the transactions contemplated by this Agreement and no Order that would prohibit, materially modify or restrain such transactions shall be in effect; provided that, in the case of any such Legal Proceeding brought by a Person that is not a Governmental Authority, the Parties reasonably consider that such Legal Proceeding has a reasonable likelihood of being successful.

7.6. Receipt of Closing Documentation

The Buyer shall have received the Closing Documents required to be delivered by Fronteer and by the Seller to the Buyer pursuant to Section 12.3 in form (as to certification and otherwise) and substance satisfactory to the Buyer and its counsel, acting reasonably.

7.7. Legal Opinion

The Buyer shall have received a legal opinion addressed to the Buyer and Paladin in form and substance satisfactory to Buyer's counsel, acting reasonably, relating to the transactions contemplated hereby, including without limitation, that:

(a) each of Fronteer and the Seller is validly subsisting and has the corporate power and capacity to carry on its business as now conducted by it and to own its properties and assets;

(b) each of Fronteer and the Seller has all necessary corporate power and capacity to enter into this Agreement and to perform its obligations set out herein;

(c) this Agreement has been duly authorized, executed and delivered by each of Fronteer and the Seller;

(d) this Agreement constitutes a legal, valid and binding obligation of each of Fronteer and the Seller enforceable against it in accordance with its terms subject to laws relating to creditors' rights generally and relating to the fettering of a directors' discretion and except that rights to indemnity and contribution may be limited or unavailable under Applicable Law; and

(e) such other matters as are reasonably requested by the Buyer's counsel.

It is understood that the Seller's counsel may rely on the opinion of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than Ontario, Canada and on certificates of officers of Fronteer or the Seller as to relevant matters of fact.

7.8. Material Adverse Effect

No Material Adverse Effect shall have occurred during the Interim Period with respect to the Aurora Real Property or the Aurora Licenses.

7.9. Listing of Consideration Shares on the TSX

The TSX shall have conditionally approved the issuance and listing of the Consideration Shares on or prior to the Closing Date, on conditions that are acceptable to Paladin, acting reasonably.

7.10. Cleansing Notice

Subject to Section 12.7, Paladin shall be reasonably satisfied that it is in a position to satisfy the obligations set out in Section 13.3.

7.11. Competition Act

If the transactions contemplated by this Agreement become subject to the pre-merger notification provisions of Part IX of the Competition Act, the Commissioner under the Competition Act shall:

(a) have issued an advance ruling certificate pursuant to section 102 of the Competition Act with respect to the purchase and sale of the Aurora Business, or

(b) have waived the obligation to comply with the waiting period contemplated by section 123(1) of the Competition Act by issuing a notice pursuant to section 123(2) of the Competition Act, or

(c) have waived the obligation to give the requisite notice under section 114 of the Competition Act pursuant to section 113(c) of the Competition Act, or

(d) where the Seller and the Buyer both have given notice under section 114 of the Competition Act with respect to the purchase and sale of the Aurora Business, not have issued a request for additional information pursuant to section 114(2) of the Competition Act within the time period under section 123(1)(a) of the Competition Act,

and, in the case of subsection (c) or (d), the Commissioner shall have issued a notice, in a form reasonably acceptable to the Seller, that the Commissioner is of the view, at that time, that the Commissioner does not have sufficient grounds on which to apply to the Competition Tribunal under section 92 of the Competition Act with respect to the purchase and sale of the Aurora Business contemplated by this Agreement, and such notice has not been rescinded or amended.

ARTICLE 8.
FRONTEER AND SELLER CONDITIONS PRECEDENT

8.1. Conditions of Fronteer and the Seller

Fronteer and the Seller shall be obliged to complete the Closing only if each of the conditions precedent set out in the following Sections of this Article 8 have been satisfied in full at or before the Closing Time. Each such condition precedent is for the exclusive benefit of Fronteer and the Seller, and Fronteer and the Seller may waive any condition precedent in whole or in part in writing.

8.2. Accuracy of Representations and Performance of Covenants

At the Closing Time:

(a) all of the representations and warranties of the Buyer and Paladin made in, or pursuant to, this Agreement shall be true and correct in all material respects (except where any representation or warranty is subject to a materiality qualifier, in which case it shall be true and correct in all respects) as of the Closing Time (unless they are expressed to be made only as of an earlier fixed date, in which case they need be true and correct only as of such earlier date), except to the extent that such representations and warranties may be affected by events or transactions expressly permitted by this Agreement;

(b) the Buyer and Paladin shall have observed or performed in all material respects all of the obligations, covenants and agreements under this Agreement to be performed by them at or before the Closing Time;

(c) the Buyer shall have delivered to the Seller a certificate dated as of the Closing Date and signed by an officer of the Buyer to the effect that each of the representations and warranties of the Buyer contained herein are true and correct in all material respects (except where any representation or warranty is subject to a materiality qualifier, in which case it shall be true and correct in all respects) as at the Closing Time (unless they are expressed to be made only as of an earlier fixed date, in which case they need be true and correct only as of such earlier date) and the conditions specified in this Article 8 have been fulfilled; and

(d) Paladin shall have delivered to the Seller a certificate dated as of the Closing Date and signed by an officer of Paladin to the effect that each of the representations and warranties of Paladin contained herein are true and correct in all material respects (except where any representation or warranty is subject to a materiality qualifier, in which case it shall be true and correct in all respects) as at the Closing Time (unless they are expressed to be made only as of an earlier fixed date, in which case they need be true and correct only as of such earlier date) and the conditions specified in this Article 8 have been fulfilled.

8.3. Consents, Authorizations and Registrations

All consents, approvals, Orders and authorizations of any Governmental Authority and other Persons (or registrations, declarations, filings or recordings with any of them) as set out in Schedule 5.4 shall have been satisfied, obtained, made or waived, and all applicable waiting periods relating thereto, if any, shall have expired or been the subject of early termination.

8.4. Litigation

There shall not be pending any Legal Proceeding against the Buyer, Paladin, the Seller or Fronteer brought by any Governmental Authority or any other Person that seeks to restrain, materially modify or invalidate the transactions contemplated by this Agreement and no Order that would prohibit, materially modify or restrain such transactions shall be in effect, provided that, in the case of any such Legal Proceeding brought by a Person that is not a Governmental Authority, the Parties reasonably consider that such Legal Proceeding has a reasonable likelihood of being successful.

8.5. Receipt of Closing Documentation

The Seller shall have received the Closing Documents required to be delivered by the Buyer and by Paladin to the Seller pursuant to Section 12.4 in form (as to certification and otherwise) and substance satisfactory to the Seller and its counsel, acting reasonably.

8.6. Legal Opinion

The Seller shall have received a legal opinion addressed to the Seller and Fronteer in form and substance satisfactory to Seller's counsel, acting reasonably, relating to the transactions contemplated hereby, including without limitation, that:

(a) each of Paladin and the Buyer has the corporate power and capacity to own and lease its properties and assets and to conduct its business as described in the Paladin Public Documents;

(b) each of Paladin and the Buyer is validly subsisting and has the corporate power and capacity to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

(c) each of Paladin and the Buyer has all necessary corporate power and capacity to enter into this Agreement and to perform its obligations set out herein;

(d) this Agreement has been duly authorized, executed and delivered by each of Paladin and the Buyer and constitutes a legal, valid and binding obligation of each of Paladin and the Buyer enforceable against it in accordance with its terms subject to laws relating to creditors' rights generally and relating to the fettering of a directors' discretion and except that rights to indemnity and contribution may be limited or unavailable under Applicable Law;

(e) the form of the definitive certificate representing the Consideration Shares has been approved and adopted by Paladin and complies with all legal requirements (including all applicable requirements of the TSX and the ASX) relating thereto;

(f) the Consideration Shares, upon issuance in accordance with the terms of the constitution of Paladin, will be issued as fully paid ordinary shares in the capital of Paladin;

(g) the Consideration Shares have been conditionally accepted for listing on the TSX, subject to the filing of customary closing documentation;

(h) Paladin is a "reporting issuer" and is not on the list of defaulting reporting issuers published on the website of the Ontario Securities Commission;

(i) the issuance of the Consideration Shares by Paladin to the Seller is and will be exempt from the prospectus and registration requirements of applicable Securities Laws;

(j) the first trade in the Consideration Shares will not be subject to the prospectus requirements of applicable Securities Laws and no prospectus or other document is required to be filed, no proceedings are required to be taken and no approvals, permits, consents or authorizations of regulatory authorities are required to be obtained under the applicable Securities Laws to permit the first trade of such securities by the holder thereof through registrants or dealers registered under the applicable Securities Laws who have complied with such laws, or in circumstances in which there is an exemption from the registration requirements under the applicable Securities Laws of such provinces, provided that at the time of the trade:

(i) the Corporation is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade;

(ii) at least four months have elapsed from the "distribution date" (as defined in NI 45-102) of the Consideration Shares;

(iii) the certificates representing the Consideration Shares are endorsed with the legend required by section 2.5(2)3(i) of NI 45-102;

(iv) the trade is not a "control distribution" within the meaning of NI 45-102;

(v) no unusual effort is made to prepare the market or create a demand for the securities that are the subject of the trade;

(vi) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(vii) if the selling security holder is an insider or officer of Paladin, the selling security holder has no reasonable grounds to believe that Paladin is in default of securities legislation;

(k) the issued capital of Paladin is as set forth in such opinion; and

(l) such other matters are as reasonably requested by the Seller's counsel.

It is understood that Paladin's counsel may rely on the opinion of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than British Columbia, Canada and on certificates of officers of Paladin or the Buyer, the Transfer Agent and relevant securities regulatory authorities or information made available by them as to relevant matters of fact.

8.7. <u>Material Adverse Effect</u>

No Material Adverse Effect shall have occurred during the Interim Period with respect to Paladin or its business, assets or properties.

8.8. Listing of Consideration Shares on the TSX and Cleansing Notice

The TSX shall have conditionally approved the issuance and listing of the Consideration Shares on or prior to the Closing Date, on conditions that are acceptable to Fronteer, acting reasonably and Fronteer shall be reasonably satisfied that Paladin is in a position to satisfy the obligations set out in Section 13.3.

8.9. Competition Act

If the transactions contemplated by this Agreement become subject to the pre-merger notification provisions of Part IX of the Competition Act, the Commissioner under the Competition Act shall:

(a) have issued an advance ruling certificate pursuant to section 102 of the Competition Act with respect to the purchase and sale of the Aurora Business, or

(b) have waived the obligation to comply with the waiting period contemplated by section 123(1) of the Competition Act by issuing a notice pursuant to section 123(2) of the Competition Act, or

(c) have waived the obligation to give the requisite notice under section 114 of the Competition Act pursuant to section 113(c) of the Competition Act, or

(d) where the Seller and the Buyer both have given notice under section 114 of the Competition Act with respect to the purchase and sale of the Aurora Business, not have issued a request for additional information pursuant to section 114(2) of the Competition Act within the time period under section 123(1)(a) of the Competition Act,

and, in the case of subsection (c) or (d), the Commissioner shall have issued a notice, in a form reasonably acceptable to the Seller, that the Commissioner is of the view, at that time, that the Commissioner does not have sufficient grounds on which to apply to the Competition Tribunal under section 92 of the Competition Act with respect to the purchase and sale of the Aurora Business contemplated by this Agreement, and such notice has not been rescinded or amended.

ARTICLE 9.
PRE-CLOSING COVENANTS OF THE PARTIES

9.1. Conduct of Business Prior to Closing

During the Interim Period, except as required by Applicable Laws or any Governmental Authority, the Seller shall conduct, and Fronteer shall ensure that the Seller conducts, the Aurora Business only in the ordinary course consistent with past practice and in compliance in all material respects with all Applicable Laws and the Aurora Licences. Without limiting the generality of the foregoing, the Seller shall:

(a) conduct its business only in, not take any action except in, and maintain the Purchased Assets in a manner that is consistent with past practice, except as may be required in order to comply with the terms of this Agreement;

(b) take good care of all the Purchased Assets and do such repairs and maintenance of the Purchased Assets as is consistent with past practice, and take reasonable care to protect and safeguard the Purchased Assets;

(c) not allow any of the Purchased Assets to become subject to any Encumbrance except Permitted Encumbrances;

(d) not sell, lease, licence, transfer or otherwise dispose of, or agree to sell, lease, licence, transfer or otherwise dispose of, any of the Purchased Assets;

(e) use reasonable efforts to maintain relations and goodwill with those having business relations with the Seller;

(f) make all necessary Tax, governmental and other filings in a timely fashion;

(g) not, without the prior written consent of the Buyer, commence any new capital projects; and

(h) not, without the prior written consent of the Buyer, amend, vary, cancel or terminate any of the Material Contracts or the Aurora Licences, or enter into any Contract that would constitute a Material Contract, or obtain any additional Licence except any renewals or replacements of any of the Aurora Licences on substantially the same terms and conditions or as required by Applicable Law.

9.2. Access

During the Interim Period and upon reasonable notice, Fronteer and the Seller shall permit Paladin and the Buyer and their respective Representatives to have reasonable access, during normal business hours, to Fronteer's and the Seller's personnel, including officers and senior management, and to the Seller's facilities, premises and properties and to the Books and Records and to all, or to true copies of all, title documents, Contracts to which the Seller is a party or by which it or any of the Purchased Assets are bound and shall furnish them with all such information relating to the Aurora Business and the Purchased Assets as Paladin or the Buyer may from time to time reasonably request, it being acknowledged and agreed by Fronteer and the Seller that no investigation made by or on behalf of Paladin or the Buyer shall waive or diminish the scope of, or otherwise affect, Paladin's and the Buyer's rights to rely on, any representation or warranty made by Fronteer or the Seller in this Agreement or in any document, instrument, certificate or agreement delivered pursuant to this Agreement.

9.3. Actions to Satisfy Closing Conditions

(a) Each Party shall, at its own expense, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions herein which are for the benefit of the other Parties hereto, to the extent the same is within its control, and take, or

cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all Applicable Laws to complete the transactions contemplated hereby, including using its commercially reasonable efforts to obtain or cooperate with the other Parties to obtain any and all consents, approvals and waivers of any Person required to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each Party shall, at its own expense, cooperate as necessary or in such manner as another Party may reasonably request in the making of all necessary filings and applications required in order to obtain any consents and make any necessary filings and applications under all Applicable Laws required in connection with the transactions contemplated herein.

(b) For greater certainty, this Section 9.3 shall not:

(i) obligate the Buyer or Paladin to make any payment to any Person (except for any transfer fees chargeable by any Governmental Authority with respect to the transfer of the Aurora Licences) or to pay any other charge or fee (except a payment contracted for with a third party or a payment to a third party to cover the third party's reasonable expenses associated with the consents and waivers referred to in this Section) or make additional payments, guarantees or financial contributions or arrangements or to institute Legal Proceedings to obtain such consents or waivers; or

(ii) obligate the Seller or Fronteer to make any payment to any Person or to pay any other charge or fee (except a payment contracted for with a third party or a payment to a third party to cover the third party's reasonable expenses associated with the consents referred to in this Section) or make additional payments, guarantees or financial contributions or arrangements or to institute Legal Proceedings to obtain such consents or waivers.

9.4. Injunctions

If any court or Governmental Authority having jurisdiction over any of the Parties issues any Order before the Closing Time which would prohibit or materially restrict or hinder the Closing, the Parties shall use their respective commercially reasonable efforts to have such Order dissolved, revoked or otherwise eliminated as promptly as possible. If the Order is not rescinded by the Outside Date and provided that such Order is being contested or appealed, the Outside Date shall be automatically extended for a single period of 90 days.

9.5. Dividends

During the Interim Period, Paladin shall not split, combine or reclassify any outstanding Paladin Shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Paladin Shares.

9.6. Issue of Paladin Shares

During the Interim Period, Paladin shall not issue, sell or grant or agree to issue, sell, or grant any Paladin Shares or securities convertible or exchangeable into Paladin Shares other than: (a) the issue of Paladin Shares in connection with a corporate acquisition or transaction with an arm's length third party; or (b) the issue of Paladin Shares pursuant to the exercise of Paladin Options, the conversion of Paladin Convertible Bonds or in connection with the Performance Share Rights Plans.

9.7. Filings with Governmental Authorities

As soon as practicable after the date of this Agreement, the Parties shall make or cause to be made all filings, notices or requests for consent or approval required to be given or made to any Governmental Authority in connection with the sale and transfer of the Aurora Business including application by Paladin to the TSX for the listing of the Consideration Shares. Each Party shall furnish to the other such information and assistance as may reasonably be requested in order to prepare any filings or submissions or notices to be made or given by such other Party.

9.8. Competition Filing

Without limiting the generality of the covenant in Section 9.3, if the transactions contemplated by this Agreement become subject to the pre-merger notification provisions of Part IX of the Competition Act:

(a) the Buyer shall use commercially reasonable efforts to prepare and file, and the Seller will use commercially reasonable efforts to assist the Buyer to prepare and file, with the Commissioner, as soon as practicable after the date the transactions contemplated by this Agreement become subject to such pre-merger notification provisions, but in any event no later than ten (10) Business Days after such date, an application for an advance ruling certificate under section 102 of the Competition Act and a request in the alternative for a no-action letter and a waiver under section 113(c) of the Competition Act. In addition, if mutually agreed to by the Buyer and the Seller, or if an advance ruling certificate or a waiver under section 113(c) of the Competition Act is not forthcoming within 14 days of such application, each of the Buyer and the Seller shall as soon as practicable file a pre-merger notification pursuant to section 114(1)(a) of the Competition Act. Each Party shall, as soon as reasonably practicable, also furnish any additional information requested by the Commissioner under the Competition Act. In connection with the fulfillment of the conditions in Sections 7.11 and 8.9, each of the Buyer and the Seller shall:

   (i) keep each other fully and promptly informed of any communication with the Commissioner or the Commissioner's representatives;

   (ii) consult with each other with respect to any such communication and, acting together, prepare a response to any such communication providing each other with copies of all applications, notifications, filings and other communications prepared in draft form prior to submission to the

Commissioner, deleting information that is confidential or providing such copies on an external counsel only basis or such other basis as may be agreed by the Buyer and the Seller in writing;

(iii) not participate in any meeting or teleconference with the Commissioner in respect of any application, investigation or other inquiry relating to the transactions contemplated by this Agreement unless it consults with the other Party in advance and, to the extent permitted by the Commissioner, provides the other Party the opportunity to attend and participate thereat; and

(iv) not take any action that would have the effect of delaying, impairing or impeding the fulfillment of the conditions in Sections 7.10 and 8.9; and

(b) the Buyer will pay any requisite filing fees and applicable taxes in relation to any filing or application made in respect of the Competition Act.

ARTICLE 10.
TRUST FOR ASSETS NOT TRANSFERRED BY CLOSING

10.1. Consents Not Received

If a consent or approval of a third party required to permit the transfer or assignment to the Buyer of the Seller's interest in any of the Purchased Assets, is not received on or before the Closing, and if, notwithstanding such non-receipt, the Seller and the Buyer proceed to complete the sale and the purchase of the Purchased Assets contemplated by this Agreement, the legal transfer or assignment of those Purchased Assets in respect of which the required consent has not been received on or before the Closing will not be effective in each case until the applicable consent or approval has been received and such Purchased Assets will be held by the Seller following the Closing in trust for the benefit and exclusive use of the Buyer. The Seller shall continue to use commercially reasonable efforts to obtain the required consents and approvals and shall only make use of such Purchased Assets in accordance with the directions of the Buyer.

10.2. Ineffective Transfer

If for any reason any Purchased Asset, including any Assumed Contract or Aurora Right, is not fully and effectually transferred to the Buyer upon Closing, any such Purchased Asset will be held by the Seller following the Closing in trust for the exclusive use of the Buyer, the Seller and the Buyer shall use commercially reasonable efforts to complete the transfer thereof to the Buyer as soon as practicable and the Seller shall only make use thereof in accordance with the directions of the Buyer.

10.3. Confidentiality Agreements

Fronteer and the Seller shall hold the benefit of all confidentiality agreements to which Fronteer or the Buyer is a party or by which it is bound that affects the Aurora Business, Aurora Real Property or Aurora Licences in trust for the Buyer and exercise all rights

under such confidentiality agreements for the benefit of the Buyer, including enforcing such rights at the request and expense of the Buyer.

ARTICLE 11.
EMPLOYEES

11.1. Retention of Existing Employees

During the Interim Period, the Seller shall:

(a) use reasonable efforts to retain the services of its employees, all of whom are listed in Schedule 11.1(a) (the "**Seller Employees**"); and

(b) pay to all Seller Employees any salary, bonus or other payments payable to them in the ordinary course of business in a manner and on payment schedules consistent with past practice.

11.2. Termination of Employment

(a) The Seller shall terminate the employment of all Seller Employees with such termination to take effect at the Closing Time.

(b) If the Closing Date occurs other than at the end of a regular pay period of the Seller, the Buyer shall be responsible for payment to all Seller Employees of all salary, bonus or other payments payable to them in the ordinary course of business in a manner and on payment schedules consistent with past practice and their respective employment agreements, service contracts or otherwise that have accrued in respect of that pay period and which remain unpaid as at the Closing Date.

(c) Paladin or the Buyer and shall promptly reimburse the Seller for all payments made in respect of the Change of Control Obligations set out in Schedule 3.14(c) and payments in respect of severance, provided that the Seller shall pay one-half of the dollar value of any such payments, up to a maximum aggregate amount of $500,000. The Parties acknowledge that Closing will be treated as triggering the Change of Control Obligations.

(d) Paladin and the Buyer agree to jointly and severally indemnify and hold harmless Fronteer and the Seller and their respective directors and officers from and against any and all losses suffered or incurred by them of any nature whatsoever, including reasonable legal fees and disbursements of external counsel to Fronteer and the Seller as a result of, or arising in connection with, a failure by Paladin or the Buyer to make any of the payments described in paragraphs 11.2(b) and (c).

11.3. Offers of Employment

At or prior to the Closing Time, or forthwith thereafter, the Buyer and Paladin shall offer employment to all Seller Employees on terms that are no less favourable than the terms

and conditions of their current employment or engagement by the Seller, except for the Change of Control Obligations.

ARTICLE 12.
CLOSING ARRANGEMENTS

12.1. Outside Date

Subject to Section 12.7, the Outside Date shall be the last to occur of:

(a) March 31, 2011;

(b) if the transactions contemplated by this Agreement become subject to the pre-merger notification provisions of Part IX of the Competition Act, sixty (60) days after the date on which the transactions contemplated by this Agreement become subject to such pre-merger notification provisions; and

(c) if Section 9.4 applies, the date determined in accordance with Section 9.4.

12.2. Place of Closing

The Closing shall take place on the Closing Date at the Closing Time at the offices of Lawson Lundell LLP, Vancouver, British Columbia, or at such other place as may be agreed upon by the Seller and the Buyer.

12.3. Deliveries by the Seller and Fronteer

At the Closing Time, the Seller and/or Fronteer shall deliver or cause to be delivered to the Buyer (unless delivered previously) the following documents, agreements, instruments and items, in form and substance satisfactory to the Buyer and its legal counsel, acting reasonably:

(a) all deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents which are necessary, in the opinion of the Buyer, to assign, sell and transfer the Aurora Business and the Purchased Assets to the Buyer as contemplated by this Agreement (subject to any retention in trust as contemplated in Article 10);

(b) copies, certified by an officer of the Seller as true, correct and complete, of (i) a special resolution of Fronteer (as sole shareholder of the Seller) approving the sale of all or substantially all of the assets and business of the Seller; and (ii) resolutions of the directors of the Seller approving this Agreement, authorizing the performance by the Seller of its covenants and obligations under this Agreement and authorizing the signature or execution and delivery of this Agreement and of any documents required to be signed or executed and delivered by the Seller under this Agreement;

(c) copies, certified by an officer of Fronteer as true, correct and complete, of resolutions of the directors of Fronteer approving this Agreement, authorizing the

performance by Fronteer of its covenants and obligations under this Agreement, authorizing the signature or execution and delivery of this Agreement and of any documents required to be signed or executed and delivered by Fronteer under this Agreement and authorising the execution of the special resolution referred to in paragraph (b);

(d) a certificate of an officer of the Seller:

(i) to the effect that the representations and warranties of the Seller contained in this Agreement are true and correct in all material respects (except where any representation or warranty is subject to a materiality qualifier, in which case it shall be true and correct in all respects) as of the Closing Date (unless they are expressed to be made only as of an earlier date, in which case they need be true and correct only as of such earlier date), except to the extent that such representations and warranties may be affected by events or transactions expressly permitted by this Agreement;

(ii) to the effect that the Seller has observed and performed in all material respects all of its obligations, covenants and agreements to be performed under this Agreement at or prior to the Closing Time; and

(iii) attaching copies of the signatures of the individuals authorized to sign this Agreement and/or any of the Closing Documents contemplated herein on behalf of the Seller and certifying the genuineness of such signatures;

(e) a certificate of an officer of Fronteer:

(i) to the effect that the representations and warranties of Fronteer contained in this Agreement are true and correct in all material respects (except where any representation or warranty is subject to a materiality qualifier, in which case it shall be true and correct in all respects) as of the Closing Date (unless they are expressed to be made only as of an earlier date, in which case they need be true and correct only as of such earlier date), except to the extent that such representations and warranties may be affected by events or transactions expressly permitted by this Agreement;

(ii) to the effect that Fronteer has observed and performed in all material respects all of its obligations, covenants and agreements to be performed under this Agreement at or prior to the Closing Time; and

(iii) attaching copies of the signatures of the individuals authorized to sign this Agreement and/or any of the Closing Documents contemplated herein on behalf of Fronteer and certifying the genuineness of such signatures;

(f) evidence in form satisfactory to the Buyer, acting reasonably, that all actions required to be taken by the Seller or Fronteer prior to Closing pursuant to this Agreement have been taken and all consents, approvals, Orders and authorizations required to be obtained by the Seller or Fronteer for the Closing pursuant to Section 3.5 have been obtained;

(g) a legal opinion of the Seller's and of Fronteer's solicitors in the form required by this Agreement;

(h) the right to possession of the Purchased Assets including, if not previously delivered to the Buyer, the original Material Contracts, Aurora Licences and Books and Records of the Seller;

(i) the Ancillary Rights Agreement, duly executed by Fronteer and the Seller; and

(j) such other conveyances, transfers, approvals, documents, instruments or certificates dated as of the Closing Date as would be usual in completing transactions of the nature contemplated by this Agreement or as are, in the opinion of counsel for the Seller, reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

12.4. Deliveries by the Buyer and Paladin

At the Closing Time, each of the Buyer and/or Paladin shall deliver or cause to be delivered to the Seller (unless delivered previously) the following documents, agreements, instruments or items, in form and substance satisfactory to the Seller and its legal counsel, acting reasonably:

(a) share certificates representing the Consideration Shares in payment of the Purchase Price;

(b) copies, certified by an officer of the Buyer as true, correct and unamended, of resolutions of the directors of the Buyer approving this Agreement, authorizing the performance by the Buyer of its covenants and obligations under this Agreement and authorizing the signature or execution and delivery of this Agreement and of any documents required to be signed or executed and delivered by the Buyer under this Agreement;

(c) copies, certified by an officer of Paladin as true, correct and unamended, of resolutions of the directors of Paladin approving this Agreement, authorizing the performance by Paladin of its covenants and obligations under this Agreement (including the issuance of the Consideration Shares) and authorizing the signature or execution and delivery of this Agreement and of any documents required to be signed or executed and delivered by Paladin under this Agreement;

(d) a certificate of an officer of the Buyer:

(i) to the effect that the representations and warranties of the Buyer contained in this Agreement are true and correct in all material respects (except where any representation or warranty is subject to a materiality qualifier, in which case it shall be true and correct in all respects) as of the Closing Date (unless they are expressed to be made only as of an earlier date, in which case they need be true and correct only as of such earlier date), except to the extent that such representations and warranties may be affected by events or transactions expressly permitted by this Agreement;

(ii) to the effect that the Buyer has observed and performed in all material respects all of its obligations, covenants and agreements to be performed under this Agreement at or prior to the Closing Time; and

(iii) attaching copies of the signatures of the individuals authorized to sign this Agreement and/or any of the Closing Documents contemplated herein on behalf of the Buyer and certifying the genuineness of such signatures;

(e) a certificate of an officer of Paladin:

(i) to the effect that the representations and warranties of Paladin contained in this Agreement are true and correct in all material respects (except where any representation or warranty is subject to a materiality qualifier, in which case it shall be true and correct in all respects) as of the Closing Date (unless they are expressed to be made only as of an earlier date, in which case they need be true and correct only as of such earlier date), except to the extent that such representations and warranties may be affected by events or transactions expressly permitted by this Agreement;

(ii) to the effect that Paladin has observed and performed in all material respects all of its obligations, covenants and agreements to be performed under this Agreement at or prior to the Closing Time; and

(iii) attaching copies of the signatures of the individuals authorized to sign this Agreement and/or any of the Closing Documents contemplated herein on behalf of Paladin and certifying the genuineness of such signatures;

(f) an agreement of the Buyer, in form reasonably satisfactory to the Seller, to assume the rights and benefits of the Aurora Business and the Purchased Assets and to assume responsibility for the observance, performance and payment of all Assumed Obligations;

(g) evidence in form satisfactory to the Seller, acting reasonably, that all actions required to be taken by the Buyer or Paladin prior to Closing pursuant to this Agreement have been taken and all consents, approvals, Orders and authorizations required to be obtained by the Buyer or Paladin for the Closing pursuant to Section 5.4 have been obtained;

(h) a legal opinion of the Buyer's and Paladin's solicitor in the form required by this Agreement;

(i) the Ancillary Rights Agreement duly executed by Paladin; and

(j) such other conveyances, transfers, approvals, documents, instruments or certificates dated as of the Closing Date as would be usual in completing transactions of the nature contemplated by this Agreement or as are, in the opinion of counsel for the Seller, reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

12.5. Concurrent Delivery

It shall be a condition of the Closing that all matters of payment and the execution and delivery of documents by any Party to the others pursuant to the terms of this Agreement shall be concurrent requirements and that nothing will be complete at the Closing until everything required as a condition precedent to the Closing has been paid, executed and delivered, as the case may be.

12.6. Transfer of Purchased Assets

Subject to the terms and conditions of this Agreement, the transfer of the Purchased Assets to the Buyer shall be deemed to take effect as at the Closing Time.

12.7. Cleansing Notice

Notwithstanding any other provision of this Agreement, if on what would otherwise be the Closing Date the condition in Section 7.10 has not been satisfied or waived, the Closing Date will be postponed for a maximum period of 45 calendar days. Forthwith after Paladin determines during that 45 day period that it will be in a position to satisfy the obligations set out in Section 13.3, Paladin shall give notice to that effect to Fronteer and the Seller. The Closing Date will then be the fifth (5th) Business Day in Ontario, British Columbia and NL following the receipt of such notice from Paladin; provided, however, that if such notice is not received on or before the 38th day of that 45 day period, the Closing Date will be the fifth (5th) Business Day following that 38th day, it being understood and agreed that Paladin will be required to take such steps and to make such public disclosures as are required to allow it to satisfy its obligations under Section 13.3 promptly following the Closing Date as determined under this Section.

ARTICLE 13.
POST-CLOSING COVENANTS OF THE PARTIES

13.1. Payment of Taxes on Sale and Transfer

The Buyer shall be responsible for and shall pay when due any land transfer taxes, sales taxes, excise taxes (goods and services taxes) and similar taxes (but not Taxes of the Seller for the period up to the Closing Date), and any registration fees payable in respect of the sale and transfer of the Aurora Business and the Purchased Assets to the Buyer.

13.2. Final Approval of the TSX

Promptly after the Closing, Paladin shall make, or cause to be made, all filings, and shall pay all fees, required to be given or made to the TSX in order to satisfy all of the conditions to listing the Consideration Shares. Paladin shall promptly advise the Seller if final approval of the TSX for the listing of the Consideration Shares is not granted for any reason whatsoever.

13.3. Cleansing Notice

Promptly after the Closing, Paladin shall lodge a notice with the ASX in full compliance with section 708A(6) of the Corporations Act and shall ensure that the provisions of the Corporations Act are fully complied with so as to provide that the Consideration Shares are fully tradable free of any restriction under section 707(3) of the Corporations Act.

13.4. Change of Name

With effect as soon as practicable and in any event no later than ten (10) Business Days in British Columbia and NL after the Closing Date, Fronteer shall change the name of the Seller to a name that does not include "Aurora". Fronteer and the Seller agree that from and after the effective date of such name change, none of the Seller, Fronteer or any of their respective affiliates will use the word "Aurora" in their names and Fronteer and the Seller shall cooperate with the Buyer to permit the name of the Buyer to be changed to a name including "Aurora" as soon as possible after the Closing Date, including, without limitation, by the execution and delivery by Fronteer and/or the Seller of any required consents.

13.5. ETA Election

The Buyer and the Seller shall elect jointly under s. 167(1) of the *Excise Tax Act* (Canada), in the form prescribed for the purpose of that subsection, in respect of the sale and transfer of the Purchased Assets hereunder, and the Buyer shall file such election not later than the deadline for filing its GST return for its reporting period that includes the Closing Date, and shall provide the Seller with evidence of such filing.

13.6. Copies and Access

(a) Notwithstanding anything else in this Agreement, each of Fronteer and the Seller shall be entitled to retain copies of all Books and Records and such other documentation as it, in its sole discretion, acting reasonably, determines to be necessary for the purposes of: (i) preparing annual or quarterly financial statements; (ii) complying with its public reporting requirements under Applicable Laws; (iii) preparing Tax Returns; or (iv) preparing any other filings required by a Governmental Authority.

(b) Without limiting the generality of or action of paragraph (a), until such time as no assessment, reassessment or other document assessing liability for Tax, interest or penalties may be issued in respect of the Seller or Fronteer in respect of any taxation year ended prior to or as of the Closing Date pursuant to any Applicable Laws relating to Tax, upon reasonable notice, the Buyer and Paladin shall permit Fronteer and the Seller and their respective Representatives to have reasonable access, during normal business hours, to all Books and Records as well as such other documentation related to the Aurora Business as they may reasonably request, provided that such access shall be for a purpose permitted under paragraph (a).

13.7. Share Certificate – Removal of Legend

After the expiry date of the legends set forth in Section 3.21 of this Agreement, certificates representing the Consideration Shares may be exchanged for certificates bearing no such legends and Paladin and the Buyer hereby jointly covenant and agree that they will use commercially reasonable efforts to deliver or cause to be delivered a certificate or certificates representing the Consideration Shares bearing no such legends within three Business Days in Ontario and British Columbia after delivery of the legended certificate or certificates by the Seller.

13.8. Reporting Issuer Status

Paladin covenants and agrees that it will, during the twenty-four (24) month period immediately following the Closing Date, (a) use its commercially reasonable efforts to maintain the listing on the TSX and the quotation on the ASX of the Paladin Shares and (b) maintain its status as a "reporting issuer" in Ontario.

13.9. Competition Act

If the transactions contemplated by this Agreement become subject to the pre-merger notification provisions of Part IX of the Competition Act, the Parties shall co-operate and assist each other in taking all action and filing all documentation and information required in order to comply with the Competition Act and in particular shall apply to the Commissioner to obtain an advance ruling certificate pursuant to Section 102 of the Competition Act or a waiver of the obligation to comply with the waiting period under section 123(1) of the Competition Act pursuant to Section 113(c) or 123(2) of the Competition Act or otherwise take such actions as are necessary to satisfy the conditions of Sections 7.11 and 8.9 and comply with Section 9.8.

ARTICLE 14.
GENERAL TERMINATION PROVISIONS

14.1. Termination

This Agreement may be terminated at any time at or prior to the Closing (the "**Termination Date**"):

(a) in writing, by mutual consent of the Parties;

(b) by written notice from the Seller to the Buyer if any condition set forth in ARTICLE 8 is not satisfied at the Outside Date, or it becomes apparent to the Seller (acting reasonably) that any such condition cannot be satisfied at the Outside Date and the Seller does not waive such condition;

(c) by written notice from the Buyer to the Seller if any condition set forth in ARTICLE 7 is not satisfied at the Outside Date, or it becomes apparent to the Buyer (acting reasonably) that any such condition cannot be satisfied at the Outside Date and the Buyer does not waive such condition; or

(d) by written notice by the Buyer and Paladin or the Seller and Fronteer if, for any reason other than default hereunder of the Party seeking such termination, the Closing has not occurred on or prior to the Outside Date, except as such date may be extended by the mutual agreement of the Parties or pursuant to the terms of this Agreement.

14.2. Termination Procedure

In the event of the termination of this Agreement pursuant to Section 14.1, written notice of termination shall forthwith be given by the Party so terminating to the other Party, and this Agreement shall terminate without further action by any Party. If this Agreement is terminated pursuant to Section 14.1:

(a) all Information received by any Party shall be treated as confidential;

(b) each Party shall promptly and, in any event, within fifteen (15) Business Days of receipt of a written request from the other Party, deliver to the other Party or, if so requested by the other Party, destroy, all tangible Information, and erase all Information in electronic form furnished by the other Party, its affiliates, and their respective Representatives to the Party and its Representatives or its Representatives, without retaining copies thereof; provided that the Party and its Representatives shall not be required to destroy or erase electronic copies of any such Information that are created by the regular automatic archiving and back-up procedures of the Party or its Representatives, which electronic copies may be retained for the period the Party and its Representatives normally archives back-up computer records, provided that such back-up of such Information may not be restored after return has been requested by the other Party. In such event, within the same time period, the Party shall destroy or erase, as the case may be, all other documents or records constituting or containing Information created by or for the Party or its Representatives, unless prepared exclusively from publicly available information. Upon request, the Party shall deliver to the other Party a certificate signed by an officer certifying in writing its compliance with this clause. Notwithstanding the foregoing, a Party may retain such Information as is necessary to comply with Applicable Laws or bona fide document retention policies provided that such materials so retained shall be used for no other purpose and shall remain subject to the confidentiality obligations of this Agreement and the Confidentiality Agreement;

(c) all filings, applications and other submissions made pursuant to this Agreement shall, to the extent practicable, be withdrawn from the Governmental Authority or other Person to which made; and

(d) the obligations provided for in this Section 14.2 and Section 14.3 shall survive any such termination.

14.3. Effect of Termination

(a) If this Agreement is terminated pursuant to Sections 14.1(b) or 14.1(c) by the Party entitled to the benefit of the conditions referred to in said Sections (the "Terminating Party"), and unless otherwise provided in this Agreement:

(i) the Terminating Party shall be released from all obligations hereunder if, and to the extent that, the condition or conditions which have not been satisfied were reasonably capable of being performed or caused to be performed by the other Party (the "Obligated Party") and have not been satisfied by reason of a default by the Obligated Party; and

(ii) the Obligated Party shall be released from the obligations hereunder if, and to the extent that, the condition or conditions which have not been satisfied and for which the Terminating Party has terminated this Agreement were reasonably capable of being performed or caused to be performed by the Terminating Party or have not been satisfied by reason of a default by the Terminating Party hereunder.

(b) If this Agreement is terminated pursuant to any other subsection of Section 14.1 or in circumstances where there is no default by either Party, there shall be no liability or obligation hereunder on the part of any Party, except for liability arising from a breach of this Agreement, in which case each Party will retain all remedies against the other Party or Parties, as applicable, and except as otherwise provided herein to the contrary.

ARTICLE 15.
INDEMNIFICATION

15.1. Definitions

As used in this Article 15:

"**Claim**" means any act, demand, Legal Proceeding, assessment or judgment, or settlement or compromise relating thereto, or any other state of facts which may give rise to a right to indemnification under Sections 15.2 or 15.3;

"**Claim Notice**" means a written notice of a Claim specifying in reasonable detail the specific basis of the Claim, the specific nature of the Losses and the estimated amount of such Losses;

"**Direct Claim**" means any Claim by an Indemnified Party against an Indemnifier which does not result from a Third Party Claim;

"**Indemnifier**" means any Party obligated to provide indemnification under this Agreement;

"**Indemnified Party**" means any Person entitled to indemnification under this Agreement;

"**Indemnity Payment**" means any amount of Loss required to be paid pursuant to Sections 15.2 or 15.3;

"**Loss**" means any and all actual loss, liability, damage, cost, expense, charge, fine, penalty or assessment, resulting from or arising out of any Claim, including the costs and expenses of any action, suit, proceeding, demand, assessment, judgement, settlement or compromise relating thereto and all interest, fines and penalties and reasonable legal fees and expenses incurred in connection therewith, but excluding any indirect, consequential, special, punitive or exemplary damages including loss of profit or revenue, any multiple of reduced cash flow, interference with operations, or loss of lenders, investors or buyers; and

"**Third Party Claim**" means any Claim asserted against an Indemnified Party that is paid or payable to, or claimed by, any Person who is not a Party or an affiliate of a Party.

15.2. <u>Indemnification by Seller and Fronteer</u>

Subject to the limits set forth in Section 15.8 hereof, the Seller and Fronteer shall jointly and severally indemnify, defend and save harmless the Buyer and Paladin and their respective directors, officers and employees from and against any and all Loss suffered or incurred by them, as a result of, or arising in connection with:

(a) any Retained Liability; or

(b) a representation or warranty of the Seller or Fronteer qualified by materiality under this Agreement being untrue or incorrect in any respect, or if not so qualified, being untrue or incorrect in any material respect; or

(c) any breach or default by the Seller or Fronteer of any covenant or obligation under this Agreement or any Closing Document (if qualified by materiality, in any respect, and for all other covenants or obligations, in any material respect),

and provided that a Claim Notice is properly given by the Buyer or Paladin to the Seller or Fronteer within the survival period set forth in Section 6.1, subject to Section 15.6.

15.3. <u>Indemnification by the Buyer and Paladin</u>

Subject to the limits set forth in Section 15.8 hereof, the Buyer and Paladin shall jointly and severally indemnify, defend and save harmless the Seller and Fronteer and their respective directors, officers and employees from and against any and all Loss suffered or incurred by them, as a result of, or arising in connection with:

(a) a representation or warranty of the Buyer or Paladin qualified by materiality under this Agreement being untrue or incorrect in any respect, or if not so qualified, being untrue or incorrect in any material respect; or

(b) any breach or default by the Buyer or Paladin of any covenant or obligation under this Agreement or any Closing Document (if qualified by materiality, in any respect, and for all other covenants or obligations, in any material respect),

and provided that a Claim Notice is properly given by the Seller or Fronteer to the Buyer or Paladin within the survival period set forth in Section 6.1, subject to Section 15.6;

15.4. Agency for Representatives

Each of the Buyer, Paladin, the Seller and Fronteer agrees that it accepts each indemnity in favour of its Representatives as agent and trustee of each such Representative. Each Party agrees that an Indemnified Party may enforce an indemnity in favour of any of that Party's Representatives on behalf of each such Representative.

15.5. Indemnification Procedure

Procedures for Third Party Claims are as follows:

(a) Promptly after receipt by an Indemnified Party of notice of a Third Party Claim, such Indemnified Party shall provide a Claim Notice to the Indemnifier within five (5) days after the Indemnified Party's receipt of notice of the Third Party Claim.

(b) The Indemnifier shall have the right, upon written notice delivered to the Indemnified Party within thirty (30) days after receipt of the Claim Notice, to assume the defence of such Third Party Claim, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the reasonable fees and disbursements of such counsel. The Indemnified Party shall co-operate in good faith in the defence of each Third Party Claim, even if the defence has been assumed by the Indemnifier, and shall provide the Indemnifier, at the Indemnifier's expense, with copies of all documents and information pertaining to the Third Party Claim and, to the extent commercially reasonable, take all actions necessary to preserve the Indemnifier's rights to object to or defend against the Third Party Claim, consult and co-operate with the Indemnifier in determining whether the Third Party Claim and any Legal Proceeding resulting therefrom should be resisted, compromised or settled and co-operate and assist in any negotiations to compromise or settle or in any defence of a Third Party Claim undertaken by the Indemnifier.

(c) Where the named parties to any suit or proceeding include the Indemnified Party as well as the Indemnifier and the Indemnified Party shall have received a written opinion from counsel acceptable to the Indemnifier, acting reasonably, that representation of the Indemnified Party by counsel for the Indemnifier would be inappropriate due to the actual or potential differing interests between them or there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnifier and which cannot reasonably be maintained by one law firm that represents both the Indemnified Party and the Indemnifier, and the Indemnified Party notifies the Indemnifier in writing that it elects to retain separate counsel, the Indemnifier shall not have the right to assume the defence of such Third Party Claim on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party.

(d) If the Indemnifier declines or fails to assume the defence of the Third Party Claim on the terms provided above within such thirty (30) day period, the Indemnified Party may, at its option, employ counsel to represent or defend it in any such Third Party Claim and, if such Third Party Claim is a matter with respect to which the Indemnified Party is entitled to receive payment from the Indemnifier for the Loss in question, the Indemnifier will pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifier will not be required to pay the fees and disbursements of more than one (1) counsel for all Indemnified Parties in any jurisdiction in respect of any single Third Party Claim.

(e) In any Third Party Claim with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifier, whichever is not assuming the defence of such action, shall have the right to participate in such matter and to retain its own counsel at such Party's own expense. The Indemnifier and the Indemnified Party, as the case may be, shall at all times use all reasonable efforts to keep each other reasonably apprised of the status of any matter the defence of which they are maintaining and to co-operate in good faith with each other with respect to the defence of any such matter.

(f) No Indemnifier and no Indemnified Party who assumes the defence of a Third Party Claim shall make any admission of liability on behalf of or on the part of any other Indemnifier or Indemnified Party without the prior express written consent of such other Indemnifier or Indemnified Party.

(g) The Indemnifier shall not be liable for any compromise or settlement of any action or proceeding effected without its written consent, which consent shall not unreasonably withheld or delayed.

(h) Without the prior written consent of the Indemnified Party, the Indemnifier shall not enter into any compromise or settlement of any Third Party Claim which would lead to liability or create any financial or other material obligation on the part of the Indemnified Party.

15.6. <u>Failure to Give Timely Notice of Third Party Claim</u>

The failure to provide a Claim Notice of a Third Party Claim to the Indemnifier within the time period prescribed by Section 15.5(a) shall relieve the Indemnifier from liability under this Agreement with respect to such Third Party Claim only if, and only to the extent that, such failure to provide a timely Claim Notice to the Indemnifier results in (a) the forfeiture by the Indemnifier of rights and defences otherwise available to the Indemnifier with respect to such Third Party Claim, (b) material prejudice to the Indemnifier with respect to such Third Party Claim, or (c) the loss of any right by the Indemnifier to recover any payment under its applicable insurance coverage.

15.7. <u>Procedures for Direct Claims</u>

Any Direct Claim shall be asserted by giving the Indemnifier reasonably prompt written notice thereof, but in any event not later than sixty (60) days after the Indemnified Party becomes aware of the facts and circumstances that would give rise to such Direct Claim.

The Indemnifier shall then have a period of thirty (30) days within which to respond in writing to such Direct Claim. If the Indemnifier does not so respond within such thirty (30)-day period, the Indemnifier shall be deemed to have rejected such Claim, and in such event the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party.

15.8. Liability Limits

(a) General Liability Limits

Notwithstanding anything to the contrary set forth in this Agreement, the Indemnifier's obligation to indemnify, defend and hold an Indemnified Party harmless shall be limited as follows:

(i) for the purposes of computing the aggregate amount of Losses incurred by the Indemnified Party, the amount of the Losses in respect of a Claim shall be deemed to be an amount equal to, and any Indemnity Payments by the Indemnifier shall be limited to, the amount of Losses that remain after deducting therefrom (A) any third party insurance and any indemnity, contributions or other similar payment payable by any third party with respect thereto, and (B) any net tax benefit recognized (by reason of a tax deduction, basis adjustment, shifting of income, credit and/or deductions or otherwise) by the Indemnified Party or any affiliate thereof with respect to the Losses or items giving rise to such claim for indemnification;

(ii) the amount of an Indemnity Payment shall be reduced to the extent appropriate to reflect the relative contribution to such Loss, if any, caused by actions taken by the Indemnified Party or any affiliate thereof; and

(iii) in any case where an Indemnified Party recovers from third Persons any amount in respect of a matter with respect to which the Indemnifier has indemnified it pursuant to this Agreement, such Indemnified Party shall promptly pay to the Indemnifier the amount so recovered except to the extent that such amount has already been deducted in calculating the Indemnity Payment pursuant to Section 15.8(a) (after deducting therefrom the full amount of the expenses incurred by the Indemnified Party in procuring such recovery), but not in excess of the sum of (A) any amount previously so paid by the Indemnifier to or on behalf of the Indemnified Party in respect of such matter, and (B) any amount expended by the Indemnifier in pursuing or defending any claim arising out of such matter.

(b) Seller's Liability Limits

Notwithstanding anything to the contrary set forth in this Agreement, the Seller's and Fronteer's obligations to indemnify, defend and hold harmless the Buyer, Paladin and their respective officers, directors and employees (the "**Buyer Indemnified Parties**") shall be limited as follows:

(i) no claims for indemnification with respect to a breach of a representation or warranty made or given by the Seller or Fronteer in this Agreement may be made and no Indemnity Payment shall be payable unless and until, after taking into account the limitations imposed by Section 15.8(a), the Buyer Indemnified Parties shall have suffered or incurred indemnifiable Losses in excess of an aggregate of $1,000,000, at which point the Buyer Indemnified Parties shall be entitled to recover all such Losses; provided that in no event shall the aggregate Losses required to be paid to the Buyer Indemnified Parties exceed $260,870,000; and

(ii) if any Applicable Laws would give the Buyer Indemnified Parties, or any of them, the right, notwithstanding the express terms of this Agreement to the contrary, to make a Claim in respect of a breach of a representation or warranty made or given by the Seller or Fronteer in this Agreement after the expiry of the survival period set forth in Section 6.1 with respect to such representation and warranty, the Parties agree that the aggregate Loss suffered or incurred by all the Buyer Indemnified Parties as a result of, or arising in connection with, any such Claim shall be deemed to be limited to $1.00.

(c) Buyer's Liability Limits

Notwithstanding anything to the contrary set forth in this Agreement, the Buyer's and Paladin's obligations to indemnify, defend and hold harmless the Seller, Fronteer and their respective officers, directors and employees (the "**Seller Indemnified Parties**") shall be limited as follows:

(i) no claims for indemnification with respect to a breach of a representation or warranty made or given by the Buyer or Paladin in this Agreement may be made and no Indemnity Payment shall be payable unless and until, after taking into account the limitations imposed by Section 15.8(a), the Seller Indemnified Parties shall have suffered or incurred indemnifiable Losses in excess of an aggregate of $1,000,000, at which point the Seller Indemnified Parties shall be entitled to recover all such Losses, provided that in no event shall the aggregate Losses required to be paid to the Seller Indemnified Parties exceed $260,870,000; and

(ii) if any Applicable Laws would give the Seller Indemnified Parties, or any of them, the right, notwithstanding the express terms of this Agreement to the contrary, to make a Claim in respect of a breach of a representation or warranty made or given by the Buyer or Paladin in this Agreement after the expiry of the survival period set forth in Section 6.1 with respect to such representation and warranty, the Parties agree that the aggregate Loss suffered or incurred by all the Seller Indemnified Parties as a result of, or arising in connection with, any such Claim shall be deemed to be limited to $1.00.

(d) Reasonable Steps to Mitigate

The Indemnified Party will take all reasonable steps to mitigate all Losses, including availing itself of any defences, limitations, rights of contribution, claims against third Persons and other rights at law or equity, and will provide such evidence and documentation of the nature and extent of the Loss as may be reasonably requested by the Indemnifier. The Indemnified Party's reasonable steps include the reasonable expenditure of money to mitigate or otherwise reduce or eliminate any Loss for which indemnification would otherwise be due under this Article 15, and the Indemnifier will reimburse the Indemnified Party for the Indemnified Party's reasonable expenditures in undertaking the mitigation of such Losses.

15.9. Exclusivity

The provisions of this Article 15 shall apply to any Claim for breach of any covenant, representation, warranty or other provision of this Agreement or any agreement, certificate or other document delivered pursuant to this Agreement (other than a claim for specific performance or injunctive relief) with the intent that all such Claims shall be subject to the limitations and other provisions contained in this Article 15.

ARTICLE 16.
GENERAL

16.1. Expenses

Except as otherwise provided herein, each Party shall pay all expenses it incurs in authorizing, preparing, negotiating, executing and performing this Agreement and the transactions contemplated hereunder, whether or not the Closing occurs, including all fees and expenses of its legal counsel, bankers, investment bankers, brokers, accountants or other Representatives.

16.2. Notices

(a) **Method of Delivery**. Any notice, demand or other communication (in this Section, a "**notice**") required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if delivered in person (including by courier) and left with a receptionist or other responsible employee of the relevant party at the applicable address set forth below or sent by fax transmission which produces a paper record to:

(i) in the case of a notice to the Seller or Fronteer, addressed to it at:

1055 West Hastings Street
Suite 1650
Vancouver, BC V6E 2E9

Attention: Mark O'Dea, President and Chief Executive Officer

Fax No.: +1-604-632-4678

with a copy, which shall not constitute notice, to:

Davies Ward Phillips & Vineberg LLP
44th Floor
1 First Canadian Place
Toronto, ON M5X 1B1

Attention: Kevin Thomson

Fax No.: +1-416-863-0871

(ii) in the case of a notice to the Buyer or Paladin, addressed to it at:

Level 4, 502 Hay Street
Subiaco, Western Australia 6008

Attention: Gillian Swaby, Company Secretary

Fax No.: +61-8-9381-4978

with a copy, which shall not constitute notice, to:

Lawson Lundell LLP
1600-925 West Georgia Street
Vancouver, British Columbia
V6C 3L2

Attention: Gordon R. Chambers

Fax No.: +1-604-641-2815

(b) **Deemed Delivery**. Each notice sent in accordance with this Section shall be deemed to have been received:

(i) in the case of personal delivery, if delivered before 5:00 p.m., on the day it was delivered, if that day was a Business Day in the place of delivery, otherwise, on the first day thereafter which is a Business Day at the place of delivery; or

(ii) in the case of fax transmission, on the same day that it was sent if the machine from which it was sent receives the answer back code of the party to whom it was sent before 5:00 p.m. (recipient's time) on such day, if such day was a Business Day in the place of receipt, otherwise on the first day thereafter which is a Business Day at the place of receipt.

(c) Any Party may change its address for notice by giving notice to the other Parties.

16.3. Public Announcements

Prior to the Closing Date, none of the Parties shall make any public announcement or statement with respect to this Agreement or the transactions contemplated hereby except as required by Applicable Laws or as agreed between the Parties. Where, in the opinion of counsel, disclosure is required by Applicable Laws, the disclosing Party shall, if practicable: (a) notify the other Parties prior to making any public announcement, statement or disclosure with respect to this Agreement and the transactions contemplated hereby, and (b) provide the other Party with a reasonable period of time to review and comment on any such announcement, statement or disclosure prior to the release or making thereof (provided, however, that the final determination as to the contents of any public announcement, statement or disclosure shall be made in the sole discretion of the disclosing Party, acting reasonably).

16.4. Amendment

This Agreement may be amended, modified or supplemented only by the written agreement of all Parties.

16.5. Waiver of Rights

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if such waiver is in writing and signed by the Party giving such waiver, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

16.6. Assignment

No Party may assign any rights or benefits under this Agreement to any Person without the prior written consent of the other Party. This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation, wind-up or statutory arrangement of any Party) and permitted assigns.

16.7. Tender

Except as expressly provided in this Agreement, any tender of documents or money hereunder may be made upon the relevant Party or its counsel and money shall be tendered by wire transfer of immediately available funds to such bank account as shall be designated in writing by the recipient at least three (3) Business Days prior to the payment date, or to the trust account of the recipient Party's solicitor if the recipient has not designated an account by that time.

16.8. Third Party Beneficiaries

Nothing in this Agreement or in any Closing Document is intended expressly or by implication to, or shall, confer upon any Person other than the Parties and their Representatives, any rights or remedies of any kind.

16.9. Further Assurances

Each Party shall do such acts and shall execute such further documents, conveyances, deeds, assignments, transfers and the like, and will cause the doing of such acts and will cause the execution of such further documents as are within its power as any other Party may in writing at any time and from time to time reasonably request be done and or executed, in order to give full effect to the provisions of this Agreement and each Closing Document.

16.10. Counterparts

This Agreement may be executed in several counterparts, each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same agreement and notwithstanding their date of execution shall be deemed to be executed on the date first written above. The delivery of an executed counterpart copy of this Agreement by facsimile or other electronic means shall be deemed to be the equivalent of the delivery of an original executed copy thereof.

IN WITNESS WHEREOF this Asset Purchase Agreement has been executed by the parties hereto.

FRONTEER GOLD INC.

Per:

Sean Tetzlaff,
Chief Financial Officer, Vice President
Finance and Corporate Secretary

AURORA ENERGY RESOURCES INC.

Per:

Sean Tetzlaff,
Director

PALADIN ENERGY LTD.

Per:

John Borshoff,
Managing Director

0897974 B.C. LTD.

Per:

John Borshoff,
Chief Executive Officer

IN WITNESS WHEREOF this Asset Purchase Agreement has been executed by the parties hereto.

FRONTEER GOLD INC.

Per:

____

Sean Tetzlaff,
Chief Financial Officer, Vice President
Finance and Corporate Secretary

AURORA ENERGY RESOURCES INC.

Per:

____

Sean Tetzlaff,
Director

PALADIN ENERGY LTD.

Per: [signature]

John Borshoff,
Managing Director

0897974 B.C. LTD.

Per: [signature]

John Borshoff,
Chief Executive Officer

DISCLOSURE SCHEDULES

Any matter disclosed on any of the following Schedules other than Schedule 1.1(d) shall be deemed to be disclosed on each other Schedule included herein relating to such matters, to the extent that the disclosure is reasonably apparent from its face to be applicable to such other Schedule.

The purpose of these Schedules is to set out disclosures, qualifications, exceptions and exclusions in relation to the representations and warranties of the Parties made in the relevant sections of the Agreement. Nothing in the attached Schedules constitutes an additional representation or warranty of any of the Parties. The representations and warranties of each of the Parties in the Agreement are given and made subject to the disclosures made by such Party and contained herein.

Capitalized terms used but not defined in the Schedules shall have the respective meanings assigned to them in the Agreement.

SCHEDULE 1.1(d) – ANCILLARY RIGHTS AGREEMENT

Please see attached.

SCHEDULE 1.1(d) – ANCILLARY RIGHTS AGREEMENT

FRONTEER GOLD INC.

AURORA ENERGY RESOURCES INC.

PALADIN ENERGY LTD.

ANCILLARY RIGHTS AGREEMENT

●, 2011

LAWSON LUNDELL LLP

Vancouver Calgary Yellowknife

Lawson Lundell LLP is a British Columbia Limited Liability Partnership

ANCILLARY RIGHTS AGREEMENT

THIS ANCILLARY RIGHTS AGREEMENT is dated ●, 2011,

BETWEEN:

> **FRONTEER GOLD INC.**, a corporation existing under the laws of Ontario
>
> (“**Fronteer**”)

AND:

> **AURORA ENERGY RESOURCES INC.**, a corporation existing under the laws of Newfoundland and Labrador
>
> (“**Aurora**”)

AND:

> **PALADIN ENERGY LTD.** (ABN 47 061 681 098), a corporation existing under the laws of Australia
>
> (“**Paladin**”)

WHEREAS:

A. Pursuant to an asset purchase agreement dated December 17, 2010 (the “**Asset Purchase Agreement**”) between Fronteer, Aurora, Paladin and 0897974 B.C. Ltd. (the “**Buyer**”), the Buyer agreed to purchase the assets related to the business of Aurora, in consideration for the issuance to Aurora of 52,097,937 ordinary shares in the capital of Paladin.

B. Aurora is a wholly owned subsidiary of Fronteer.

C. It was a condition of the Asset Purchase Agreement that the parties enter into this Agreement to set out the respective rights and obligations of Fronteer, Aurora and Paladin with respect to the resale by Aurora of ordinary shares in the capital of Paladin held by them and certain standstill obligations.

AGREEMENT:

In consideration of the premises and the covenants and agreements between Fronteer, Aurora and Paladin contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Fronteer, Aurora and Paladin agree as follows:

ARTICLE 1.
INTERPRETATION

1.1. Definitions

In this Agreement, the following terms have the following meanings:

"**Affiliate**" has the meaning specified in the *Securities Act* (British Columbia);

"**Agreement**" means this ancillary rights agreement, as the same may be supplemented, amended, restated or replaced from time to time in accordance with its terms;

"**Asset Purchase Agreement**" has the meaning specified in the Preamble to this Agreement;

"**Block**" means more than 2,000,000 Shares;

"**Business Day**" means any day other than a Saturday or Sunday upon which banks are open for normal business in the relevant jurisdiction.

"**Designated Brokers**" has the meaning specified in Section 2.1(a) of this Agreement;

"**Disposition**" means any direct or indirect sale, transfer, assignment or other disposition, including a disposition by operation of law, whether in a single transaction or a series of related transactions, and "**Dispose**" has a corresponding meaning;

"**Non-Designated Broker**" means an investment dealer that is not a Designated Broker;

"**Person**" means a natural person, partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity, and pronouns have a similarly extended meaning; and

"**Shares**" means ordinary shares in the capital of Paladin.

1.2. Interpretation

The division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an article or section refers to the specified article or section. Wherever the term "including" is used, it shall be deemed to mean "including without limitation," and whenever the phrase "which shall include" is used, it shall mean "which shall include, without limitation."

1.3. Number and Gender

In this Agreement, words importing number or gender shall be read with all changes required by the context.

1.4. Entire Agreement

This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this Agreement.

1.5. Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct, unless to do so would cause this Agreement to fail in its essential purpose.

ARTICLE 2.
DISTRIBUTION OBLIGATIONS

2.1. Paladin's Obligations

During the term of this Agreement, Paladin will:

(a) from time to time designate at least two investment dealers of international standing and with global placement capability which are acceptable to Fronteer and Aurora, acting reasonably (the "**Designated Brokers**");

(b) upon:

  (i) written request from Fronteer or Aurora, acting reasonably; or

  (ii) its own motion,

  replace one or more Designated Brokers with alternative investment dealers of international standing and global placement capability which are acceptable to Fronteer and Aurora, acting reasonably, following which designation such replacement investment dealers shall become Designated Brokers for all purposes under this Agreement; and

(c) keep the Designated Brokers generally apprised of developments at Paladin, including, in particular, the composition of its share register and the location and extent of perceived demand for the Shares from time to time, so as to enable the Designated Brokers to efficiently place Shares.

2.2. Obligations Regarding Dispositions

During the term of this Agreement, subject to Section 2.5, Aurora will not, and Fronteer shall ensure that Aurora does not, without the prior express written consent of Paladin, Dispose of any

Shares in any single transaction or series of related transactions except in accordance with the following procedures:

(a) If Aurora wishes to make a Disposition of a Block, it shall give prior written notice to Paladin and use at least one of the Designated Brokers to place the Shares in connection with the Disposition, it being the intention that such Disposition be made to a wide distribution of buyers or to institutions acceptable to Paladin, acting reasonably.

(b) If Aurora receives an unsolicited proposal from a Non-Designated Broker to undertake a Disposition of a Block, it shall give Paladin at least two Business Days notice (in Perth, Australia) of the material terms of such proposed Disposition, including the number of Shares that are proposed to be Disposed of, the per share price of the proposed Disposition, and any other terms or information known to Aurora with respect to such proposed Disposition as Paladin may request, acting reasonably; and

(c) In the case of a proposed Disposition under Section 2.2(b), during the two Business Day period referred to therein Paladin shall be entitled to match or better the per share price offered by the Non-Designated Broker and:

   (i) if, by the expiry of the said two Business Day period, Paladin notifies Aurora that it can arrange buyers for the Shares that are the subject of the Disposition at a price that is at least as good as that offered by the Non-Designated Broker, and who are located in such jurisdictions as permit Aurora to legally sell such shares to such buyers without the need for any regulatory approvals or consents, then Aurora shall complete the Disposition to the buyers arranged by Paladin forthwith;

   (ii) if:

      A. by the expiry of the said two Business Day period, Paladin:

         I. does not give notice to Aurora under Section 2.2(c)(i), or

         II. notifies Aurora that it will not match or better the price offered by the Non-Designated Broker, or

      B. the Disposition is not completed within four Business Days (in the jurisdiction where the buyer arranged for by Paladin is located) of the expiry of the said two Business Day period;

   then Aurora shall be entitled to complete the Disposition at the price offered by the Non-Designated Broker within 10 Business Days of the last of the events to occur in Sections 2.2(c)(ii)A and 2.2(c)(ii)B.

2.3. Restrictions on Dispositions

Without the prior express written consent of Paladin:

(a) In no circumstances will Aurora knowingly undertake a Disposition:

(i) of more than 1% of the Shares to any Person or group of Persons acting jointly or in concert, other than one or more Designated Brokers or Non-Designated Brokers; or

(ii) of any Shares to any Person who would, following completion of such Disposition, own or have direction or control over greater than 9.9% of the Shares (on an undiluted basis); or

(iii) of any Shares using a Non-Designated Broker unless it is to as wide a distribution of institutional investors as is reasonable in the circumstances.

(b) Aurora shall not complete a proposed Disposition with a Designated Broker or Non-Designated Broker under Section 2.2(a) or Section 2.2(b) without first obtaining an undertaking in favour of Paladin from such Designated Broker or Non-Designated Broker, as the case may be, that it will not arrange the Disposition:

(i) of more than 1% of the Shares to any Person or group of Persons acting jointly or in concert; or

(ii) of any Shares to any Person who would, following completion of such Disposition, own or have direction or control over greater than 9.9% of the Shares (on an undiluted basis).

2.4. Broker Costs

For the avoidance of doubt, Aurora shall be responsible for all costs and expenses of a Designated Broker or a Non-Designated Broker in connection with a Disposition, including commissions.

2.5. Permitted Dispositions

Notwithstanding any other provision hereof:

(1) Aurora may Dispose of Shares where:

(a) the aggregate number of shares Disposed of in any three-month period is less than a Block; and

(b) the Disposition is not knowingly made to a strategic buyer.

(2) Aurora may Dispose of Shares to Fronteer at any time.

(3) Aurora (and if Aurora Disposes of Shares to Fronteer, Fronteer) may:

(a) at any time tender or deliver its Shares to an arms length *bona fide* third party in connection with a proposed business combination or take-over bid for all of the

Shares initiated by such third party and that has not been sought, encouraged, supported, participated in or agreed to contrary to Section 3.1; and

(b) Dispose of its Shares to an Affiliate upon providing prior notice to Paladin and provided that the Affiliate first enters into a written agreement with Paladin, substantially in the form of this Agreement whereby it assumes all of Aurora's obligations under this Agreement.

(4) Aurora and Fronteer may, at any time after ● **[insert the date that is four months and one day after the date the Shares were issued to Aurora under the Asset Purchase Agreement]**, Dispose of any number of Shares by way of a dividend *in specie* to Fronteer's shareholders.

ARTICLE 3.
STANDSTILL

3.1. Standstill

From the date of this Agreement until the second anniversary thereof, none of Fronteer, Aurora or any Affiliate of Fronteer or Aurora shall, directly or indirectly or jointly or in concert with any other Person, without the prior express written consent of Paladin:

(a) in any manner acquire, offer, agree or propose to acquire (with or without conditions):

(i) any equity securities, or

(ii) securities convertible into equity securities,

of Paladin or its Affiliates;

(b) make or in any way participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of Paladin;

(c) make any proposal for, or offer of (with or without conditions), an extraordinary transaction involving Paladin, any of the Affiliates of Paladin or its or their securities or assets (including without limitation, any take-over bid, amalgamation, merger or other business combination or recapitalization);

(d) initiate any discussions, or enter into any agreement, commitment or understanding, with any person related to a transaction involving Paladin or its Affiliates, or any of the matters listed in paragraphs (a) to (c), above, inclusive;

(e) make any public announcement with respect to any of the matters listed in paragraphs (a) to (d), above, inclusive, or any intention, plan or arrangement with respect to the same; or

(f) assist, advise or encourage any person in doing any of the matters listed in paragraphs (a) to (e), above, inclusive, or take any action inconsistent with any of the covenants in this Section 3.1.

3.2. Permitted Acquisition Proposal by Fronteer

In the event that either a take-over bid for Paladin or a business combination proposal involving Paladin (that has not been sought, encouraged, supported, participated in or agreed to contrary to Section 3.1) is publicly announced by a *bona fide* arm's length third party, Fronteer shall not be prohibited from making an acquisition proposal, directly or through an Affiliate, for all, or a portion of, the Shares.

ARTICLE 4.
MISCELLANEOUS

4.1. Covenant of Fronteer

In addition to observing and performing all of its express covenants and obligations under this Agreement, Fronteer shall observe and perform, and shall cause Aurora and any other Affiliate that becomes a party to this Agreement to observe and perform, all of the covenants and obligations in this Agreement required to be performed by Aurora under this Agreement, and shall co-operate with Paladin in connection therewith.

4.2. Assignment

This Agreement and the rights and obligations hereunder will not be assignable, in whole or in part without the prior written consent of the other parties hereto.

4.3. Term of Agreement

This Agreement terminates on the date on which Fronteer and its Affiliates cease to hold at least 2% of the Shares, calculated on an undiluted basis.

4.4. Notices

(a) **Method of Delivery**. Any notice, demand or other communication (in this Section 4.4, a "**notice**") required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if delivered in person (including by courier) during normal business hours on a day which is a Business Day at the place of delivery and left with a receptionist or other responsible employee of the relevant party at the applicable address set forth below or sent by fax transmission which produces a paper record to:

(i) in the case of a notice to Aurora or Fronteer, addressed to it at:

Suite 1650 – 1055 west Hastings Street
Vancouver, B.C. Canada
V6E 2E9

Attention: Mark O'Dea, President & Chief Executive Officer
Fax No.: +1 (604) 632-4678

with a copy, which shall not constitute notice, to:

Davies Ward Phillips & Vineberg
1 First Canadian Place Suite 4400 P.O. Box 63
Toronto, ON M5X 1B1
Canada

Attention: Kevin Thomson
Fax No.: +1 (416) 863-0871

(ii) in the case of a notice to Paladin, addressed to it at:

Level 2, 402 Hay Street
Subiaco, Western Australia
6008
(PO Box 201, Subiaco, 6904)

Attention: Company Secretary
Fax No.: +61 (8) 9381-4978

with a copy, which shall not constitute notice, to:

Lawson Lundell LLP
1600-925 West Georgia Street
Vancouver, British Columbia
V6C 3L2

Attention: Gordon R. Chambers
Fax No.: +1 (604) 641-2815

(b) **Deemed Delivery**. Each notice sent in accordance with this Section 4.4 shall be deemed to have been received:

(i) in the case of personal delivery, if delivered before 5:00 p.m. on the day it was delivered, if that day was a Business Day in the place of delivery, otherwise, on the first day thereafter that is a Business Day at the place of delivery; or

(ii) in the case of fax transmission, on the same day that it was sent if the machine from which it was sent receives the answer back code of the party to whom it was

sent before 5:00 p.m. (recipient's time) on such day, if such day was a Business Day in the place of receipt, otherwise on the first day thereafter that is a Business Day at the place of receipt.

(c) **Change of Address**. Any party to this Agreement may change its address for notice by giving notice to the other parties to this Agreement in the manner set out in this Section 4.4.

4.5. Governing Law and Submission to Jurisdiction

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties hereto shall be governed by, the laws of British Columbia and the laws of Canada applicable therein. Each party hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of British Columbia and all courts competent to hear appeals therefrom in respect of all disputes, controversies and claims hereunder.

4.6. Enurement

This Agreement will be binding upon and will enure to the benefit of the parties to this Agreement and their respective successors and permitted assigns.

4.7. Amendment, Waivers and Remedies

(a) No amendment or waiver of any provision of this Agreement shall be binding on either party to this Agreement unless consented to in writing by such party.

(b) No failure or delay to exercise, or other relaxation or indulgence granted in relation to, any power, right or remedy under this Agreement of either party hereto shall operate as a waiver of it or impair or prejudice it nor shall any single or partial exercise or waiver of any power, right or remedy preclude its further exercise or the exercise of any other power, right or remedy.

(c) All rights of each party contained in this Agreement are in addition to all rights vested or to be vested in it pursuant to common law or statute.

4.8. Time is of the Essence

Except as otherwise specifically provided in this Agreement, time is of the essence of each and every provision of this Agreement.

4.9. Counterparts.

This Agreement may be executed in any number of counterparts (including by facsimile transmission) and by the parties to this Agreement in separate counterparts, each of which when so executed will be deemed to be an original and all of which taken together will constitute one and the same instrument.

THIS AGREEMENT has been executed and delivered effective the date first above written.

FRONTEER GOLD INC.

Per:

____
●

AURORA ENERGY RESOURCES INC.

Per:

____
●

PALADIN ENERGY LTD.
(ABN 47 061 681 098)

Per:

____
●

SCHEDULE 1.1(f) – ARTWORK

Stone bear carving.

SCHEDULE 1.1(l) – AURORA LICENCES

Mineral Exploration Licences

Mineral Exploration Licence	Nature Of Interest	Corporate Title Holder	Ownership	Land Interest on
009415M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Provincial Crown Land
010726M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Provincial Crown Land
015222M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Provincial Crown Land
015223M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Provincial Crown Land
015237M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Provincial Crown Land
015238M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Provincial Crown Land
017177M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land
017195M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Provincial Crown Land
017197M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land/Provincial Crown Land

Mineral Exploration Licence	Nature Of Interest	Corporate Title Holder	Ownership	Land Interest on
017198M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land/Provincial Crown Land
017201M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land/Provincial Crown Land
017206M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land/Provincial Crown Land
017214M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Provincial Crown Land
017220M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land/Provincial Crown Land
017221M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land/Provincial Crown Land
017286M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land/Provincial Crown Land
017287M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land/Provincial Crown Land
017288M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land/Provincial Crown Land
017289M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land/Provincial Crown Land

Mineral Exploration Licence	Nature Of Interest	Corporate Title Holder	Ownership	Land Interest on
017290M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land/Provincial Crown Land
017291M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land/Provincial Crown Land
017292M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land/Provincial Crown Land
017293M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land/Provincial Crown Land
017294M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land/Provincial Crown Land
017295M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Provincial Crown Land
017296M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land/Provincial Crown Land
017297M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land/Provincial Crown Land
017298M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land/Provincial Crown Land
017299M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land

Mineral Exploration Licence	Nature Of Interest	Corporate Title Holder	Ownership	Land Interest on
017300M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land
017301M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land/Provincial Crown Land
017302M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land
017578M	Exclusive Right to Explore for Minerals	Aurora Energy Resources Inc.	100%	Labrador Inuit Land/Provincial Crown Land

Licence to Occupy

Name and Description of Approval	Issuing Authority	Commencement Date	Expiry Date
Renewal of Licence to Occupy 130636 for the purpose of Temporary Work Camps	Government of Newfoundland and Labrador Department of Environment and Conservation	July 24, 2010	July 24, 2011

SCHEDULE 1.1(gg) – EQUIPMENT

Office Furniture and Equipment

1. IRC 2880 Photocopier, 1 DADF-L1, Cabinet P1, Finisher Z1 and Super G3 Fax Board leased pursuant to Lease dated June 12, 2008 between the Seller and Irwin Commercial Finance.

2. K700 Meter 500g Scale leased pursuant to Lease Agreement dated January 21, 2009 between the Seller and Pitney Bowes.

General and Admin

3. HP DesignJet 1050c color printer

4. Centrex telephone system

Jacques Lake Camp

5. 2008 Skandic SUV 600

6. Weatherhaven tents series 4A (2)

Michelin Camp

7. Trimble 5700 Rover GPS kit

8. Pipe freeze protection system 500' - 1" SIDR

Exploration – Other

9. Borehole Equipment

10. Incinerator w/ fuel tank

11. Camp & related equipment

12. 2007 Skandic SWT 550-F skidoo

13. KT-9 Magnetic Susceptibility Meter

14. CY 2020 Dual chamber incinerator

15. Michelin Camp

16. 20KW Cummins generator

17. Matrix logging console and winch

18. Weatherhaven tents series 4A (2)

19. Weatherhaven tent 16 x 48

20. Weatherhaven tent 16 x 40

21. Weatherhaven tent 16 x 32

22. Tent set systems (13)

23. Weatherhaven tent 20 x 32

24. 50,000L Double wall fuel storage tanks (5)

25. Forklift - 5000 pneumatic

26. Gamma Ray Spectrometer

Environment and Engineering

27. Meteorological Equipment

SCHEDULE 1.1(pp) – LAND USE PERMITS

Name and Description of Approval	Issuing Authority	Commencement Date	Expiry Date
Land Use Permit No. LIL150011PE for the purpose of Mineral exploration	Nunatsiavut Lands and Resources	June 1, 2009	May 31, 2014
Amendment to Land Use Permit No. LIL150011PE Mineral Exploration/Environmental Baseline Activities, Michelin Project Area, Labrador	Nunatsiavut Lands and Resources	June 12, 2010 (note permit commenced June 1, 2009)	May 31, 2014
Land Use Permit No. LIL150020PE to permit Mineral Exploration – Laydown Area, Postville Forest Access Road, Labrador	Nunatsiavut Government, Lands Division	August 1, 2010	July 31, 2015
Land Use Permit No. LIL16002PR to permit construction, operation and reclamation of a meteorological station.	Nunatsiavut Government, Lands and Natural Resources	January 1, 2009	December 31, 2013

See also the attached map entitled "Land Use Permit Locations".



Land Use Permit Locations
Postville
A2010-011
Laydown Area
A2009-058
Inda Tent Floors
A2008-113
Weather Station
A2009-058
Michelin-Camp, Fuel Storage Site, Drill Pads
0
10
km
Legend
Drill_Pads
Aurora's Mineral Property

SCHEDULE 1.1(qq) – LEASED PREMISES

	Address of Leased Premises	Documentation
1.	Suites 600, 603, 604 and 605 140 Water St. St. John's, NL	Offer to lease and interim agreement dated July 7, 2008 between the Seller and Fortis Properties Sub-lease of Suite 605, 140 Water St., St. John's, NL dated as of November 1, 2009 between Fortis Properties, the Seller, as sub-lessor, and Paragon Minerals Corporation, as sub-lessee
2.	Adlavik II 6(a) Seaview Crescent Makkovik, NL	Lease agreement dated October 1, 2008 and renewed January 11, 2010, between the Seller and Adlavik Inn Ltd.
3.	2 Flowers Portage Road, Postville, Labrador, NL	Rental agreement dated January 21, 2009 the Seller and the Postville Inuit Community Government
4.	Certain Lands located at the Goose Bay Airport Goose Bay, NL	Sub-lease dated October 24, 2006 between the Seller and Universal Helicopters Newfoundland Limited

SCHEDULE 1.1(rr) – LEASEHOLD IMPROVEMENTS

1. Contributed to architectural services to the TD Place building (140 Water St.) in St. John's, Newfoundland in December 2008, March 2009, April 2009 and May 2010.

2. Plaster and paint Goose Bay Airport leasehold in January 2007.

3. Installed a carpet in Goose Bay Airport leasehold in January 2007.

4. Installed a carpet runner in Goose Bay Airport leasehold in April 2007.

5. Painted steps and floor of Goose Bay Airport leasehold in May 2007.

6. Installed 12x12 carpet in Goose Bay Airport leasehold in May 2007.

7. Installed a propane water heater in Postville leasehold in June 2007.

8. Installed a garage door in Goose Bay Airport leasehold in October 2007.

9. General renovations to Goose Bay Airport leasehold in March 2009.

SCHEDULE 1.1(gggg) – VEHICLES

1. 2002 Ford F250.

2. 2008 Pontiac Montana SV6 ID # 6194.

SCHEDULE 2.4 – ALLOCATION OF PURCHASE PRICE

	C$
Purchase Price	**260,870,000**
Allocation of Purchase Price:	
Personal Property	1,055,638
Rental deposit	20,842
Environmental Bonds and security deposit	391,100
Goodwill	5,000,000
Exploration licences and claims	254,302,420
Total	**260,870,000**

SCHEDULE 3.3(b) – LEASES

1. Schedule 1.1(qq) - Leased Premises is incorporated herein by reference.

2. Equipment rental agreement (photocopier at Goose Bay hangar) dated June 12, 2008 between the Seller and Irwin Commercial Finance Canada Corporation.

3. Equipment lease (postage meter and scale at St. John's office) signed January 21, 2008 between the Seller and Pitney Bowes.

SCHEDULE 3.3(c)(i) – AURORA REAL PROPERTY

1. Schedule 1.1(qq) - Leased Premises is incorporated herein by reference.

2. Building located at 4 Flowers Portage Road, Postville, Labrador.

SCHEDULE 3.3(c)(iii) – ROYALTIES

Royalty agreement dated June 17, 2005 between Altius Resources Inc. and the Seller's predecessor in name, Labrador Uranium Co. Ltd.

SCHEDULE 3.5 – SELLER CONSENTS AND APPROVALS

1. If the transactions contemplated by this Agreement become subject to the pre-merger notification provisions of Part IX of the Competition Act, then the conditions of Sections 7.11 and 8.9 must be satisfied.

2. Consent of the Minister of Natural Resources pursuant to the *Minerals Act*, R.S.N.L. 1990, c. M-12 to assignment of the mineral exploration licences listed in Schedule 1.1(l) - Aurora Licences other than the Licence to Occupy.

3. Consent of the Minister of Environment and Conservation to assignment of the Licence to Occupy described in Schedule 1.1(l) – Aurora Licences.

4. [redacted]

5. [redacted]

6. [redacted]

7. [redacted]

8. [redacted]

9. [redacted]

10. [redacted]

11. [redacted]

12. [redacted]

13. [redacted]

14. [redacted]

SCHEDULE 3.7 – SELLER TAX MATTERS

Nil.

SCHEDULE 3.12(a) – SOFTWARE LICENCES

General and Admin

1. MS Office Access 2007 (4)
2. MS Office 2003 Open Volume Licence (10)
3. Arcview 9x
4. Data migration & related software
5. 2008 Simply Accounting
6. Adobe Acrobat 8 Pro
7. LPB REP Exec Wins V3.1 SVR Comber 38P
8. WellCAD V.4.1
9. Adobe Creative Suite 3 Design
10. MS Office 2003 Open Volume Licence (10)
11. MS Office 2003 Open Volume Licence (10)
12. ArcPad (2)
13. AccPac Software
14. AutoCAD
15. MS Office 2003 Open Volume Licence (10)
16. SYMC Backup Exec Agent
17. Adobe Indesign Win V6.0 (2)
18. Windows 7 Professional Software

Jacques Lake Camp

19. Geosoft target & target geochemistry

Exploration Other

20. LPB REP Exec Wins V3.1 SVR Comber 38P
21. Mapinfo Pro licenses (5)

22. Discover v8 (3)

23. Discover software upgrades (11)

24. Discover software (6)

25. Discover v8.1

26. Discover 3D

27. Leapfrog mine data software

28. Mapinfo Pro v9.0 (2)

29. Discover v9.0

30. Encom Discover 9.0

31. Encom Discover 9.0 3D

32. Mapinfo Pro v9.0 (2)

33. Datashed/QAQCR

34. GIS software

35. GEMCOM Essential edition

36. MapInfo Upgarade

37. Mapinfo upgrade v8.x to v9.5

38. Gems Advanced Exploration USB Edition

Environment and Engineering

39. Environmental records management

40. OrgPlus 8 Professional 500 (2)

SCHEDULE 3.13 – COMPUTER ASSETS

1. Backup file and server
2. Dell Equalogic Storage Array - 1/3 portion
3. IT Infrastructure – Multitrends (2)

SCHEDULE 3.14(f) – PLANS

1. Fronteer Great West Life Policy: 248643 – health and dental

   (a) Executives

   (b) All other employees

2. 2006 Aurora Stock Option Plan – terminated, but options continue to be outstanding under the plan.

SCHEDULE 3.14(g) – NON-SELLER EMPLOYEES

Nil.

SCHEDULE 3.16 – INTELLECTUAL PROPERTY

Sales order number: 6385058 from gettyimages providing for the royalty free use of image # dv1301004 "Polar Bear Walking in an Ice Landscape".

SCHEDULE 3.17 – RESTRICTIVE CONTRACTS

(i) Limiting conduct of the Aurora Business:

1. Schedule 1.1(pp) - Land Use Permits is incorporated herein by reference.

2. Renewal of Licence to Occupy number 130636 issued by the Government of Newfoundland and Labrador Department of Environment and Conservation for the purpose of Temporary Work Camps, commencing July 24, 2010 and expiring July 24, 2011.

(ii) Restricting disposition of any property in which the Seller has an interest:

1. Schedule 3.5 - Seller Consents and Approvals is incorporated herein by reference.

SCHEDULE 4.2 – BUYER CONSENTS AND APPROVALS

1. If the transactions contemplated by this Agreement become subject to the pre-merger notification provisions of Part IX of the Competition Act, then the conditions of Sections 7.11 and 8.9 must be satisfied.

2. If Paladin or the Buyer has received a notice under subsection 25.2(1) of the Investment Canada Act (Canada) ("**ICA**") or the Governor in Council has made an order under subsection 25.3(1) of the ICA in relation to the transactions contemplated by the Agreement, then Paladin or the Buyer, as appropriate, must obtain (i) a notice under paragraph 25.2(4)(a) of the ICA indicating that a review of the transactions contemplated by the Agreement on grounds of national security will not be made, (ii) a notice under paragraph 25.3(6)(b) of the ICA indicating that no further action will be taken in respect of the transactions contemplated by the Agreement or (iii) a copy of an order under paragraph 25.4(1)(b) authorizing the transactions contemplated by the Agreement, provided that such order is on terms and conditions satisfactory to the Buyer acting reasonably.

SCHEDULE 5.4 – PALADIN CONSENTS AND APPROVALS

1. If the transactions contemplated by this Agreement become subject to the pre-merger notification provisions of Part IX of the Competition Act, then the conditions of Sections 7.11 and 8.9 must be satisfied.

2. If Paladin or the Buyer has received a notice under subsection 25.2(1) of the ICA or the Governor in Council has made an order under subsection 25.3(1) of the ICA in relation to the transactions contemplated by the Agreement, then Paladin or the Buyer, as appropriate, must obtain (i) a notice under paragraph 25.2(4)(a) of the ICA indicating that a review of the transactions contemplated by the Agreement on grounds of national security will not be made, (ii) a notice under paragraph 25.3(6)(b) of the ICA indicating that no further action will be taken in respect of the transactions contemplated by the Agreement or (iii) a copy of an order under paragraph 25.4(1)(b) authorizing the transactions contemplated by the Agreement, provided that such order is on terms and conditions satisfactory to the Buyer acting reasonably.

3. Consent as required pursuant to the Common Terms Agreement, ECIC Facility Agreement, Interpretation Agreement and any other agreements related to the Kayelekera Mine project finance facility entered into by Paladin March 31, 2009.

4. The conditional approval of the TSX to the listing of the Consideration Shares.